inTEST Corporation

30 Years of Innovation & Service



2011 ANNUAL REPORT



Historical Markets:

- Semiconductor manufacturers – End Users
- Production Floor / Test Facilities / Laboratories
- ATE equipment suppliers – OEM



signals from the tester into the IC's circuitry. A returning signal leaves the IC and goes back to the tester for evaluation. Bad ICs are identified in this way and are discarded, so no further manufacturing effort—or cost—is invested in them.

As complex and sophisticated as these testers are, they are often quite heavy, weighing as much as three thousand pounds. But despite their size, they must be maneuvered into position with great precision to test the ICs. And to keep the manufacturing process efficient, this precise maneuvering must be done very quickly. That's where inTEST's equipment comes in. As ICs become more complex and testing takes on increasing importance, semiconductor manufacturers turn to inTEST to help them test their products more efficiently, maximize yields and reduce their manufacturing cost.

Driven by Industry Change

In the test equipment world change is good, as increased chip content translates into more testing—which in turn is good for inTEST. In fact, we benefit from both capacity increases and technology advances as geometry nodes become ever finer. For example, capacity will typically drive our manipulator business because capacity demands normally mean new testers, which in turn means new manipulators. However, in addition to that, any changes in devices that require different methods of probing them, or different handling systems to move them around, require new docking hardware and new electrical interfaces—equipment that we produce.

A new era of semiconductor demand is being driven by ICs that will help us stay connected while we are mobile, managing our energy and improving our industrial productivity. Mobile connectivity and mobile computing devices require complete new families of digital, analog and mixed signal devices, as well as changes in the human interface. Transportation is another driving force, as the semiconductor content of traditional gas/diesel automobiles increases at a rapid rate. For the first time in modern history, the semiconductor content of our cars is a significant component of its total cost, and now we see the emergence of hybrid drive trains and totally electric drive trains. The semiconductor content in these offerings could be an order of magnitude greater than traditional gasoline/diesel systems. Coupled with these and many other lesser drivers is the ever-increasing need to test products not only in the factory environment but in thermally challenging conditions that would apply to handheld electronics, automotive electronics and telecommunications equipment, as well as any component or system that will or could be subjected to a hostile environment. inTEST is thriving on these changes and the increased need to test that follows. As we look ahead to 2012, we expect these elements to persist, and we are positioned to meet the demands of these changes.

Thermal Products Segment: Broadening End Market Penetration

Many ICs face challenging environmental conditions when they go into service. One of the greatest of these challenges is the stress posed by heat and cold. Semiconductor manufacturers, as well as electronics manufacturers and users in a wide variety of other industries, need to thermally test their ICs to ensure that they won't fail under extreme temperature conditions in actual use. inTEST's thermal test products are used to quickly bring electronic circuits to the temperature needed for testing.

Combining the strengths of Temptronic's temperature forcing systems for the semiconductor and broader electronic test market as well as Sigma Systems's custom chambers and thermal platforms, our Thermal Products Segment provides customized temperature test solutions as well as thermal solutions. Instead of requiring the electronics to be brought to an immobile central oven for heating or cooling, many Temptronic products are mobile; they bring



ROBERT E. MATTHIESSEN
President & Chief Executive Office

Fellow Shareholders,

By strategically diversifying our product portfolio to include non-semiconductor thermal markets, we have transformed inTEST over the past few years, expanding our served-available market and opening the company up to new and diverse growth industries.

2011 was a banner year for inTEST Corporation in which we celebrated 30 years of innovation and service. Against the background of a turbulent macroeconomic environment which resulted in a slowdown in the worldwide semiconductor test market in the second half of the year, we built upon the Company's track record of success by further strengthening our operations and increasing operational efficiencies while maintaining our fiscal discipline and cost controls, resulting in a solid operating performance for the year. 2011 net revenues of $47.3 million have steadily improved each year since 2007 and are approaching pre-recession results. Gross margin of $22.9 million improved by $748,000 year-over-year; and the 2011 gross margin of 48% was at its highest level since 1999. We ended 2011 with our second consecutive year of profitability, culminating in net income of $9.9 million or $0.96 per share, which included a $2.2 million or $0.21 per share tax benefit based upon our steady profitability.

Over the last few years, we have steadily rebuilt our cash position and strengthened our Balance Sheet—and we ended 2011 with cash and equivalents increasing year-over-year by $7.1 million to $14.0 million and working capital improving by $8.0 million to $19.8 million. While we expect that cash and equivalents will decrease in the first quarter of fiscal 2012 due to our recent acquisition of Thermonics, Inc., we expect that it will begin increasing sequentially starting in the second quarter. Lastly, stockholder's equity increased by 63% in 2011 to $26.2 million.

inTEST's Historical Core Market—the Semiconductor Industry

There is little doubt that the tiny Integrated Circuit (IC) has fundamentally changed the world. Just a little over 50 years old, integrated circuits are everywhere today, so woven into our lives we can no longer imagine a world without them. They are transforming industries as diverse as computing, medicine, education, transportation, manufacturing and entertainment—each year spawning electronic devices that were unimaginable yesterday, yet essential today.

The semiconductor industry has historically been inTEST Corporation's primary market. With technological advances shrinking the size of individual ICs, the number of ICs on a silicon wafer is continually increasing. Today some wafers carry thousands of ICs; and each IC has to be tested, which has translated into considerable opportunity for inTEST. Any malfunction in an IC's microscopically small printed circuitry will render it useless. Semiconductor manufacturers want to make sure that any bad ICs are identified by testing and removed before further manufacturing dollars are invested in them. Automatic Test Equipment (ATE) manufacturers have created extremely advanced testers to test the ICs, both while they are still part of the round silicon wafer and also later in the manufacturing process. Each IC is individually tested by sending electrical

Growth Opportunities

EXPANSION INTO NEW MARKETS VIA THERMAL DIVISION

Non semi: 2011 27% ($10.2M)/19% ($9M) in 2010

Profitable Niche Position

- Design, develop, manufacture & sell mission-critical test equipment to many industries
- Provide customer yield improvement which drives revenue growth
- IP portfolio supports strong margins
- Generating profits & cash and have no Debt
- Positioned for growth



Corporate Profile

inTEST Corporation (Nasdaq: INTT) is an independent designer, manufacturer and marketer of temperature management products and ATE (Automatic Test Equipment) interface solutions used by semiconductor manufacturers to perform final testing of integrated circuits (ICs) and electronic assemblies. Our high-performance products are designed to enable semiconductor manufacturers to improve the speed, reliability, efficiency and profitability of IC test processes. Our products are also sold into markets outside the ATE industry, such as the automotive, consumer electronics, defense/aerospace, nuclear power and telecommunications industries. Specific products include temperature management systems, test head manipulators and docking hardware products and customized interface solutions. We have established strong relationships with our customers globally, which we support through a network of local offices. Our largest customers include Analog Devices, Inc., Advantest Corporation, Cypress Semiconductor Corporation, Emerson Electric Co., Hakuto Co., JDS Uniphase Corporation, Maxim Integrated Products, Inc., Raytheon Company, Teradyne, Inc., and Texas Instruments Incorporated.

Headquartered in Mt. Laurel, New Jersey, inTEST has approximately 130 highly skilled and trained technical personnel. We have manufacturing facilities in New Jersey, Massachusetts and California. We also have sales, service and support offices in Singapore, the U.K. and Germany, with additional support personnel in other key semiconductor manufacturing areas around the world.

Our Mission

To be the partner of choice for all thermal conditioning and process applications requiring advanced or customized solutions for all industries and all mechanical & electrical interconnect needs for the semiconductor industry.

the temperature to the electronics, making many kinds of temperature testing far more convenient and cost efficient. Most industrial thermal test businesses with which we compete are large companies that have standardized products and a business model that necessitates a customer adapting its test protocols. inTEST's business model is quite the opposite. We simply ask our customers, "What do you have to do to test?" and then custom build the equipment to fit their product. Being smaller and more flexible allows us to win these custom jobs.

Clearly, the expansion of our Thermal Products Segment presents inTEST with increased opportunities arising from new capabilities and products from the Thermonics brand that we acquired in January 2012. New developments in technology, market conditions and end-user requirements are constantly evolving, driving innovation, capabilities and features, application trends and performance improvements today and in the future. inTEST is evolving as well. We are forging a new path, led by the opportunities to diversify our Thermal Products Segment, with a goal of evolving from primarily a supplier to the semiconductor industry to a broad industrial test company. We are leveraging our semiconductor expertise, tapping new markets outside the traditional semiconductor arena and creating customers with new products they have never had before. As we identify opportunities and markets and help these new customers address their test related challenges, we are helping to define the next steps in the expansion of our markets outside of the semiconductor industry.

Our customers' products, operations and services depend upon sophisticated and precise control of thermal properties and states. They turn to inTEST for our precision-engineered products featuring the latest advancements in thermal management and thermal technology for electronics packaging and cooling, temperature sensing and control, thermal materials, systems design and management for optimizing thermal properties. By leveraging our Thermal Products Segment—our strongest division—and the Sigma Systems products, we are making significant progress in broadening our end market penetration, and now serve growth markets in both semiconductor and non-semiconductor areas, including automotive, consumer electronics, defense/aerospace and telecommunications, and most recently nuclear power.

Both our traditional semiconductor markets and those new markets addressed by inTEST's Thermal Products Segment fueled our results for 2011—testament to the strength of our diversification strategy. Non-semiconductor related bookings grew from 19% of consolidated bookings in 2010 to 29% in 2011. Our goal is to grow our revenues to $100 million within three years and for the Thermal Products Segment to mitigate the cyclical demand levels inherent in the semiconductor capital equipment industry. To achieve this goal, we will need to acquire another business with revenues in the $15 to $20 million range to augment the organic growth in revenues we currently anticipate in our existing businesses.

Acquisition of Thermonics, Inc.

In January 2012, Temptronic Corporation, a member of our Thermal Solutions Group, closed on the acquisition of Thermonics, Inc., with a purchase price for the assets of approximately $3.8 million in cash (which included net working capital of approximately $1.1 million). Thermonics, Inc., a division of Test Enterprises, Inc., was a Sunnyvale, California-based developer of precision temperature testing systems and supplier of temperature-testing equipment. Thermonics' products provide a range of precision temperature forcing systems used in a number of different industries, which is expected to expand inTEST's customer base in both the semiconductor and non-semiconductor industries. We expect that Thermonics will further enhance the Company's presence in the ATE industry as well as provide additional leverage into growth industries outside of the semiconductor industry. The acquisition is fully integrated and we expect it to be accretive to operations beginning in the second quarter of 2012.

Mechanical Products Segment (Manipulators and Docking Hardware)

Our mechanical products consist of test head manipulators and docking hardware. inTEST's manipulators hold the heavy tester and allow the test floor personnel to move it into and out of the test position quickly and safely, which increases the speed and efficiency of the testing process. inTEST docking equipment speeds up this process, as well, guiding the tester into its final test position quickly and holding it in position securely and accurately as it tests the ICs.

In the Mechanical Products segment, we continue to develop and refine our manipulator and docking hardware products, which positions us for a well targeted product mix to develop customer specific docking solutions. We've had a number of successes in 2011 with new and existing customers; most notably with our Cobal 250 Manipulator, which has been well received. We received a direct docking win for the analog mixed signal industry and other wins in the manipulator business for use in microcontroller, analog and Flash IP areas. We have come through the trough in the semiconductor related business that the ATE industry has experienced over the past few quarters, and anticipate that we will see improving bookings as we move forward.

In 2012, we will continue to refine and develop new docking solutions, as these are semi-custom products. Our Cobal 500 Manipulator is a completed product and TUV certification is nearing completion. We are considering suitable domestic beta sites for that system. This manipulator is suitable for test heads weighing up to 500 kilograms or 1,100


inTEST

New Markets (via Thermal Division):

- Automotive
- Consumer Electronics
- Defense/Aerospace
- Nuclear Power
- Telecommunications



pounds. A range of popular testers is in this class including those from Teradyne and Advantest.

Electrical Products Segment (Tester Interfaces)
Any given tester model is designed to test a wide variety of different ICs. Because each type of IC has different circuit configurations, adaption is needed between the "generic" tester and the particular kind of IC being tested. inTEST interfaces are used to do this. They provide a customized electronic bridge between the tester and the specific type of IC being tested. Our tester interface products are purchased primarily for manufacturing capacity expansion.

We have continued to make substantial inroads with the Electrical Products Segment, and have had considerable activity and a number of design wins across numerous industries, including disk drives, mixed signal and high speed digital. In 2011, we implemented a new in-house test system that has greatly enhanced our abilities in product verification and product throughput, which has resulted in reduced development time and streamlined production schedules. We are currently working closely with several customers on future strategic interfaces for their respective products.

Positioned for Growth—Creating Long-Term Value
In 2011, we continued to advance our growth initiatives. The diversification of our served markets, via our Thermal Products Segment, is a strength we will leverage going forward. In the 27 years that I have been privileged to work with inTEST, I have never been more excited by the prospects of this great company. Our dedicated and hard-working employees all share a common goal—to provide our customers with temperature management products and ATE interface solutions that improve the speed, reliability, efficiency and profitability of their businesses, while providing unsurpassed worldwide service and technical support. And our efforts are being recognized. Texas Instruments (TI) recently selected inTEST as a 2011 Supplier Excellence Award recipient. The award, given annually, honors firms whose dedication and commitment in supplying products and services meet TI's high standards for excellence, and recognizes those suppliers who exemplify the highest levels of excellence and emphasize continuous improvement efforts to set higher goals and achieve greater customer results. inTEST was among 15 award recipients selected from TI's global supplier base of more than 12,000 companies. The TI Supplier Excellence Award is public recognition of the ongoing efforts that inTEST has made to provide the highest level of manufacturing expertise to support the industry's highly demanding technology.

Looking forward, the recovery of our semiconductor customers, driven by the increasing demand for mobility products, along with the continued expansion of our non-semiconductor businesses, give us confidence in the long-term growth prospects for inTEST Corporation. We enter 2012 with a diversified product portfolio, serving growth markets, and we are well positioned to meet the needs of our customers, who continue to strategically increase their overall test capacity as they seek to meet end market demand for a broad range of products.

We extend our sincere appreciation and thanks to our customers, employees, stockholders, and suppliers for their continued trust, confidence and support during the past year. We remain committed to maintaining the highest ethical standards in our relationships with employees, customers, shareholders and the public at large, and to exceeding our customers' expectations while protecting shareholder value.

Sincerely,

Robert E. Matthiessen

ROBERT E. MATTHIESSEN
President & Chief Executive Officer
May 2, 2012

inTEST Corporation

2011 Annual Report 10K



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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __________ to __________

Commission File Number 0-22529

inTEST Corporation

(Exact name of registrant as specified in its charter)

DELAWARE	**22-2370659**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
804 EAST GATE DRIVE, SUITE 200 **MT. LAUREL, NEW JERSEY**	**08054**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (856) 505-8800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold on June 30, 2011 (the last business day of the registrant's most recently completed second fiscal quarter), was: $26,078,010.

The number of shares outstanding of the registrant's Common Stock, as of March 15, 2012, was 10,386,927.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement of the Registrant for the Registrant's 2012 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Report, are incorporated by reference into Part III of this Report.

inTEST CORPORATION
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2011

INDEX

inTEST CORPORATION
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2011

PART I

Item 1. BUSINESS

Cautionary Statement Regarding Forward-Looking Statements

From time to time, we make written or oral "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements contained in our filings with the Securities and Exchange Commission, or SEC, (including this Report on Form 10-K), our annual report to stockholders and in other communications. These statements do not convey historical information, but relate to predicted or potential future events, such as statements of our plans, strategies and intentions, or our future performance or goals. Our forward-looking statements can often be identified by the use of forward-looking terminology such as "believes," "expects," "intends," "may," "will," "should" or "anticipates" or similar terminology, and include, but are not limited to, statements made in this Report regarding:

- the sufficiency of cash balances, lines of credit and net cash from operations;
- the indicators of a change in the industry cycles in the integrated circuit, or IC, and automatic test equipment, or ATE, industries;
- developments and trends in the IC and ATE industries;
- the success of our strategy to diversify our business by entering markets outside the IC and ATE industries, including the automotive, aerospace and telecommunications industries;
- the possibility of future acquisitions or dispositions;
- our cost-containment initiatives;
- the implementation of current and future facility consolidations and restructuring initiatives;
- costs associated with compliance with new SEC regulations;
- the development of new products and technologies by us or our competitors;
- the availability of materials used to manufacture our products;
- the availability of qualified personnel;
- general economic conditions;
- net revenues generated by foreign subsidiaries;
- exchange rate fluctuations;
- variable product warranty costs;
- pressure on prices from OEM customer supply line managers;
- stock price fluctuations;
- the anticipated market for our products; and
- other projections of net revenues, taxable earnings (loss), net earnings (loss), net earnings (loss) per share, capital expenditures and other financial items, including savings we expect to achieve or other effects of any of the foregoing matters.

Investors and prospective investors are cautioned that such forward-looking statements are only projections based on current estimations. These statements involve risks and uncertainties and are based upon various assumptions. We discuss many of these risks and uncertainties under Item 1A "Risk Factors," below, and elsewhere in this Report. These risks and uncertainties, among others, could cause our actual future results to differ materially from those described in our forward-looking statements or from our prior results. We are not obligated to update these forward-looking statements, even though our situation may change in the future.

INTRODUCTION

We are an independent designer, manufacturer and marketer of mechanical, thermal and electrical products that are used by semiconductor manufacturers in conjunction with ATE, in the testing of ICs. In addition, in recent years we have marketed our thermal products in industries outside the ATE industry, such as the automotive, aerospace and telecommunications industries. Our high performance products are designed to enable our customers to improve the efficiency of their test processes and, consequently, their profitability. We sell our products worldwide. Within the ATE industry, we sell our products both directly to major semiconductor manufacturers and semiconductor test subcontractors and through leading ATE manufacturers. In

Item 1. BUSINESS (Continued)

industries outside the ATE industry, we sell our products directly to the end user of the product. Our largest customers include Analog Devices, Inc., Advantest Corporation, Cypress Semiconductor Corporation, Emerson Electric Co., Hakuto Co. Ltd., JDS Uniphase Corporation, Maxim Integrated Products, Inc., Raytheon Company, Teradyne, Inc. and Texas Instruments Incorporated.

The consolidated entity is comprised of inTEST Corporation (parent) and our wholly-owned subsidiaries. inTEST Corporation was incorporated in New Jersey in 1981 and reincorporated in Delaware in April 1997. We manage our business as three product segments, as more fully discussed under "Our Segments" below, which consist of our Mechanical Products, Thermal Products and Electrical Products segments.

INDUSTRY

Overview

Historically, the semiconductor market has been characterized by rapid technological change, wide fluctuations in demand and shortening product life cycles. Designers and manufacturers of a variety of electronic and industrial products, such as cell phones, telecom and datacom systems, Internet access devices, computers, transportation and consumer electronics, require increasingly complex ICs to provide improved end-product performance demanded by their customers. Semiconductor manufacturers generally compete based on product performance and price. We believe that testing costs represent a significant portion of the total cost of manufacturing ICs. Semiconductor manufacturers remain under pressure to maximize production yields and reduce testing costs. At the same time, the growing complexity of ICs has increased the difficulty of maximizing test yields. In order to address these market trends, semiconductor manufacturers strive for more effective utilization of ATE, smaller test areas and increased wafer level testing.

Demand for new ATE and related equipment depends upon several factors, including the demand for products that incorporate ICs, the increasing complexity of ICs and the emergence of new IC design, production and packaging technologies. Some of the evolutionary changes in IC technologies include the shift to 300 mm wafers in production, system-on-a-chip, or SOC, where digital, analog and memory functions are combined on a single IC, and chip scale packaging. As a result of these and other advances, semiconductor manufacturers may require additional ATE not only to handle increases in production but also to handle the more sophisticated testing requirements of ICs.

IC Test Process

Semiconductor manufacturers typically produce ICs in multiples of several hundred on a silicon wafer which is later separated or "diced" into individual ICs. Extended leads are then attached to the individual ICs, for later connection to other electrical components. In most cases, the ICs are then encapsulated in a plastic, ceramic or other protective housing. These process steps are called "packaging."

Wafers are tested before being diced and packaged, to ensure that only properly functioning ICs are packaged. This testing step has several names, including "front-end test," "wafer test," "wafer probe" or "wafer sort." In front-end test, an electronic handling device known as a wafer prober automatically positions the wafer under a probe card which is electronically connected to a "test head," which connects electrically to a test system. During front-end testing there is a growing trend of thermally conditioning the wafer during test, especially in the memory and automotive markets. Once the good ICs have been identified, they are packaged.

The packaged ICs also require testing, called "back-end test" or "final test," to determine if they meet design and performance specifications. Packaged ICs are tested after loading into another type of electronic handling device called a "package handler" or "handler," which then transfers the packaged ICs into a test socket which is attached to the test head. These handlers may be temperature controlled for testing. "Wafer probers" and "handlers" are sometimes referred to in this Report collectively as "electronic device handlers."

Testers range in price from approximately $100,000 to over $3.0 million each, depending primarily on the complexity of the IC to be tested and the number of test heads (typically one or two) with which each tester is configured. Probers and handlers range in price from approximately $50,000 to $500,000. A typical test floor of a large semiconductor manufacturer may have 100 test heads and 100 probers or 250 handlers supplied by various vendors for use at any one time.

Item 1. BUSINESS (Continued)

Test head manipulators, also referred to as positioners, facilitate the movement of the test head to the electronic device handler. Docking hardware mechanically connects the test head to the wafer prober or handler. Tester interface products provide the electrical connection between the test head and the wafer or packaged IC. Traditionally, temperature management products are used in back-end test to allow a manufacturer to test packaged ICs under the extreme temperature conditions in which the IC may be required to operate. However, we believe that temperature-controlled testing will be an increasingly important part of front-end wafer testing as more parameters traditionally tested for in back end-test are moved to front-end test.

Trends in IC Testing

ATE is used to identify unacceptable packaged ICs and bad die on wafers. ATE assists IC manufacturers in controlling test costs by performing IC testing in an efficient and cost-effective manner. In order to provide testing equipment that can help IC manufacturers meet these goals, we believe the ATE industry must address the following issues:

Change in Technology. End-user applications are demanding ICs with increasingly higher performance, greater speeds, and smaller sizes. ICs that meet these higher standards, including SOC designs, are more complex and dense. These technology trends have significant implications for the IC testing process, including:

- the need for test heads of higher complexity;
- higher signal densities;
- increasing test speeds; and
- a new generation of testers for SOC and other technologies.

Need for Plug-Compatibility and Integration. Semiconductor manufacturers need test methodologies that will perform increasingly complex tests while lowering the overall cost of testing. This can require combining ATE manufactured by various companies into optimally performing systems. Semiconductor manufacturers have to work closely with various test hardware, software, interface and component vendors to resolve design and compatibility issues in order to make these vendors' products plug-compatible with test equipment manufactured by other vendors.

Testing Under Extreme Conditions. ICs will have to perform across a wider spectrum of temperature and environmental conditions than ever before because of the growing complexity of products in which they are deployed. In recent years, temperature testing has found an increasing role in front-end, wafer level testing. Creating a uniform thermal profile over much larger wafer areas represents a significant engineering and design challenge for ATE manufacturers.

Demand for Higher Levels of Technical Support. As IC testing becomes more complex, semiconductor manufacturers demand higher levels of technical support on a routine basis. ATE manufacturers must commit appropriate resources to technical support in order to develop close working relationships with their customers. This level of support also requires close proximity of service and support personnel to customers' facilities.

Cost Reduction Through Increased Front-End Testing. As the cost of testing ICs increases, semiconductor manufacturers will continue to look for ways to streamline the testing process to make it more cost-effective, such as the recent trend to use massive parallel test, in which semiconductor manufacturers test multiple ICs on the wafer simultaneously. We believe that this factor will lead to more front-end, wafer-level testing.

OUR SOLUTIONS

Historically, we have focused our development efforts on designing and producing high quality products that provide superior performance and cost-effectiveness. We have sought to address each manufacturer's individual needs through innovative and customized designs, use of the best materials available, quality manufacturing practices and personalized service. We have designed solutions to overcome the evolving challenges facing the ATE industry, which we believe provide the following advantages:

Item 1. BUSINESS (Continued)

Temperature-Controlled Testing. Our Thermostream (R) products are used by manufacturers in a number of industries to stress test a variety of semiconductor and electronic components, PC boards and sub-assemblies. Our Thermochuck (R) products are used by semiconductor manufacturers for front-end temperature stress screening at the wafer level. Factors motivating manufacturers to use temperature testing include design characterization, failure analysis and quality control as well as determining performance under extreme operating temperatures, all of which contribute to manufacturing cost savings. Our acquisition of Sigma Systems Corporation ("Sigma"), in October 2008, has significantly increased our product offerings in the area of temperature-controlled testing. Sigma's thermal platforms and temperature and humidity chambers can accommodate large thermal masses and are found in both laboratory and production environments.

Scalable, Universal, High Performance Interface Technology. Our universal test head manipulators provide a high degree of positioning flexibility with a minimum amount of effort. As a result, our products can be used in virtually any test setting. Our manipulator products are designed to accommodate the increased size of test heads. Our docking hardware offers precise control over the connection to test sockets, probing assemblies and interface boards, reducing downtime and minimizing costly damage to fragile components. Our tester interface products optimize the integrity of the signals transmitted between the test head and the device under test by being virtually transparent to the test signals. This results in increased accuracy of the test data and may thus enable improved test yields. We believe that these characteristics will gain even more significance as testing becomes even more demanding.

Compatibility and Integration. A hallmark of our products has been, and continues to be, compatibility with a wide variety of ATE. Our mechanical products are all designed to be used with otherwise incompatible ATE. We believe this integrated approach to ATE facilitates smooth changeover from one tester to another, longer lives for interface components, better test results, increased ATE utilization and lower overall test costs.

Worldwide Customer Service and Support. We have long recognized the need to maintain a physical presence near our customers' facilities. As of December 31, 2011, we had domestic manufacturing facilities in New Jersey, Massachusetts and California and provided service to our customers from sales and service offices in the U.S., U.K., Germany and Singapore. Our engineers are easily accessible to, and can work directly with, most of our customers from the time we begin developing our initial proposal, through the delivery, installation and use of the product by our customer. In this way, we are able to develop and maintain close relationships with our customers.

OUR STRATEGIES

In the last several years we have had to balance our actions to achieve appropriate adjustments to our operating structure and yet meet the needs of our customers in the changing business environment. In addition, we remain committed to our goals of being recognized in our markets as the designer and manufacturer of the highest quality and most cost effective products and becoming the key supplier of all of our customers' product testing needs, other than probers, handlers and testers. Our strategies to achieve these goals include the following:

Pursuing Revenue Growth Opportunities Outside the Semiconductor ATE Market. Another element of our growth strategy is to pursue revenue growth opportunities in markets we have not traditionally served, such as the automotive, electronics, aerospace/defense, communications and consumer electronics. We believe that we may be able to reduce some of the cyclicality that we have historically experienced by further diversifying our revenue streams outside the semiconductor ATE market. We see the most potential for this within our Thermal Products segment. For the years ended December 31, 2011 and 2010 approximately $12.6 million or 27% and $8.0 million or 17%, respectively, of our consolidated net revenues were derived from markets outside semiconductor test. These revenues were all generated by our Thermal Products segment. We cannot determine at this time whether we will continue to be successful in building our sales in these non-traditional markets or what the growth rate of our sales in these markets will be in future periods.

Providing Technologically Advanced Solutions. We are committed to designing and producing only the highest quality products which incorporate innovative designs to achieve optimal cost-effectiveness and functionality for each customer's particular situation. Our engineering and design staff is continually engaged in developing new and improved products and manufacturing processes.

Item 1. BUSINESS (Continued)

Pursuing Synergistic Acquisitions. A key element of our growth strategy has been to acquire businesses, technologies or products that are complementary to our current product offerings. Since our initial public offering in 1997, we have acquired several businesses which have enabled us to expand our line of product offerings and have given us the opportunity to market a broader range of products to our customer base and, in the case of both the Temptronic acquisition in 2000 and the Sigma acquisition in 2008, provided access to markets that are less sensitive to cyclicality than the ATE market. We seek to make acquisitions that will further expand our product lines as well as increase our exposure to markets outside of the ATE market.

Leveraging Our Strong Customer Relationships. Our technical personnel work closely with ATE manufacturers to design tester interface and docking hardware that are compatible with their ATE. As a result, we are often privy to proprietary technical data and information about these manufacturers' products. We believe that because we do not compete with ATE manufacturers in the prober, handler and tester markets, we have been able to establish strong collaborative relationships with these manufacturers that enable us to develop ancillary ATE products on an accelerated basis.

Maintaining Our International Presence. Our existing and potential customers are concentrated in certain regions throughout the world. We believe that we must maintain a presence in the markets in which our customers operate. We currently have offices in the U.S., U.K., Germany and Singapore.

Controlling costs. At the same time as we are pursuing growth opportunities, we will seek ways to more aggressively streamline our cost structure, so that we are positioned to offer products at prices that provide the margin for a reasonable profit as well as the resources for continual product development.

OUR SEGMENTS

Our business is managed as three segments, which are also our reporting units: Mechanical Products, Thermal Products and Electrical Products. Our Mechanical Products segment consists of our manufacturing operation in Mt. Laurel, New Jersey. Our Thermal Products segment consists of our subsidiaries in Mansfield, Massachusetts (Temptronic Corporation and Sigma Systems Corp), Germany (Temptronic GmbH), and Singapore (inTEST Pte Ltd.). Our Electrical Product segment consists of our subsidiary in San Jose, California (inTEST Silicon Valley Corporation).

Semiconductor manufacturers use our mechanical products during testing of wafers and specialized packaged ICs. They use our thermal and electrical products in both front-end and back-end testing of ICs. These ICs include microprocessors, digital signal processing chips, mixed signal devices, MEMS (Micro-Electro-Mechanical Systems), application specific ICs and specialized memory ICs, and are used primarily in the automotive, aerospace, computer, consumer products and telecommunications industries. We custom design most of our products for each customer's particular combination of ATE.

Mechanical Products

Manipulator Products. We offer four lines of manipulator products: the in2(R), the M Series, the Aero Series and the Cobal Series. These free-standing universal manipulators can hold a variety of test heads and enable an operator to reposition a test head for alternate use with any one of several probers or handlers on a test floor. Certain members of the Aero family are also available as a lower-cost solution for dedicated prober-only or handler-only test cell applications.

The in2(R) and Cobal Series of manipulator products incorporate our balanced floating-head design. This design permits a test head weighing up to 3,000 pounds to be held in an effectively weightless state, so it can be moved manually or with optional powered assistance, up or down, right or left, forward or backward and rotated around each axis (known as six degrees of motion freedom) by an operator using a modest amount of force. The same design features enable the operator to dock the test head without causing inadvertent damage to the fragile electrical contacts. As a result, after testing a particular production lot of ICs, the operator can quickly and easily disconnect a test head that is held in an in2(R) manipulator and equipped with our docking hardware and dock it to another electronic device handler for testing either a subsequent lot of the same packaged ICs or to test different ICs. The in2(R) and Cobal Series manipulators range in price from approximately $12,000 to $60,000.

The M Series line of manipulator products consists of the M400 and M500 manipulators. These compact universal manipulators are designed to handle test heads weighing less than 550 pounds. The up and down movement is counter-balanced by an air-pressure-based floating state technology. The M Series manipulators range in price from approximately $12,000 to $30,000.

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The Aero Series of manipulator products consists of the Aero 450H and Aero 150P manipulators. These manipulators are designed to handle test heads weighing less than 1,500 pounds. The up and down movement is supported by an air-pressure-based floating state technology. The Aero Series manipulators range in price from $10,000 to $30,000.

Docking Hardware Products. Our docking hardware products protect the delicate interface contacts and ensure proper repeatable and precise alignment between the test head's interface board and the prober's probing assembly or the handler's test socket as they are brought together, or "docked." A simple cam action docks and locks the test head to the prober or handler, thus eliminating motion of the test head relative to the prober or handler. This minimizes deterioration of the interface boards, test sockets and probing assemblies which is caused by constant vibration during testing. Our docking hardware products are used primarily with floating-head universal manipulators when maximum mobility and inter-changeability of handlers and probers between test heads is required. By using our docking hardware products, semiconductor manufacturers can achieve cost savings through improved ATE utilization, improved accuracy and integrity of test results, and reduced repairs and replacements of expensive ATE interface products.

We believe our docking hardware products offer our customers the ability to make various competing brands of test heads compatible with various brands of probers and handlers by only changing interface boards. This is called "plug-compatibility." Plug-compatibility enables increased flexibility and utilization of test heads, probers and handlers purchased from various manufacturers. We believe that because we do not compete with ATE manufacturers in the sale of probers, handlers or testers, ATE manufacturers are willing to provide us with the information that is integral to the design of plug-compatible products. Our docking hardware products range in price from approximately $2,000 to $25,000.

Thermal Products

Our thermal products are sold into the environmental test market encompassing a wide variety of industries including aerospace, automotive, communications, consumer electronics, defense and semiconductor industries. Our thermal products enable a manufacturer to test semiconductor wafers and ICs, electronic components and assemblies, mechanical assemblies and electromechanical assemblies. These products provide the ability to characterize and stress test a variety of materials over extreme and variable temperature conditions that can occur in actual use.

ThermoStream(R) Products: Our ThermoStream(R) products are used in the semiconductor industry as a stand-alone temperature management tool, or in a variety of electronic test applications as part of our MobileTemp(TM) systems. ThermoStream(R) products provide a source of heated and cooled air which can be directed over the component or device under test. These systems are capable of controlling temperatures to within +/- 0.1 degree Celsius over a range of -90 degrees Celsius to as high as +225 degrees Celsius within 1.0 degree Celsius of accuracy. As a stand-alone tool, ThermoStreams(R) provide a temperature-controlled air stream to rapidly change and stabilize the temperature of packaged ICs and other devices.

Our MobileTemp(TM) Series combines our ThermoStream(R) products with our family of exclusive, high-speed ThermoChambers(TM) to offer thermal test systems with fast, uniform temperature control in a compact package enabling temperature testing at the test location. MobileTemp(TM) Systems are designed specifically for small thermal-mass applications beyond the semiconductor market and have found application in the automotive, electronic, fiber optic and oil field service industries testing such things as electronic sub-assemblies, sensor assemblies, and printed circuit boards.

Traditionally, our customers used ThermoStream(R) products primarily in engineering, quality assurance and small-run manufacturing environments. However, increasingly, our customers use ThermoStream(R) products in longer-run production applications. ThermoStream(R) and MobileTemp(TM) products range in price from approximately $6,000 to $50,000.

Sigma Systems has significantly broadened our product line and provided access to a wide array of market applications. Sigma products are used to test or condition products in almost every market, including food, electronic test, and material test, to name a few.

ThermoChambers(TM): Our chamber products are available in a variety of sizes, from small bench-top units to chambers with internal volumes of twenty-seven cubic feet and greater and with temperature ranges as wide as of -190 degrees Celsius to +500 degrees Celsius. Chambers can be designed to utilize liquid nitrogen or liquid carbon dioxide cooling or mechanical refrigeration, and sometimes both. These chambers can accommodate large thermal masses and are found in both laboratory and production environments. Chambers are priced from $15,000 to $150,000.

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Thermal Platforms: Our platforms are available in surface sizes ranging from 7.2 square inches to 396 square inches. They provide a flat, thermally conductive, precisely temperature controllable surface that is ideal for conditioning and testing devices with a flat surface. Platforms are available with temperature ranges as broad as -185 degrees Celsius to +250 degrees Celsius. Thermal platforms can be designed to utilize either liquid nitrogen or liquid carbon dioxide cooling or mechanical refrigeration. Platforms offer virtually unimpeded access to the device under test and their easy access and compact size makes them ideal for convenient bench-top use. Platforms are priced from $6,500 to $65,000.

ThermoChuck(R) Products: Our ThermoChuck(R) precision vacuum platform assemblies, used primarily in the semiconductor industry, quickly change and stabilize the temperature of semiconductor wafers accurately and uniformly during testing without removing the wafer from its testing environment. Such temperatures can range from as low as -65 degrees Celsius to as high as +400 degrees Celsius. ThermoChucks(R) are incorporated into wafer prober equipment for laboratory analysis and for in-line production testing of semiconductor wafers. ThermoChuck(R) products range in price from approximately $16,000 to $90,000.

Electrical Products

Our electrical products, which include various types of tester interfaces, provide the electrical connections between the tester and the wafer prober or IC handler to carry the electrical signals between the tester and the probe card on the prober or the test socket on the handler. Our designs optimize the integrity of the transmitted signal which increases the accuracy of the test data. Therefore, our tester interfaces can be used with high speed, high frequency, digital or mixed signal testers used in testing more complex ICs. Because our tester interface products enable the tester to provide more reliable yield data, our interfaces may also reduce IC production costs. We design standard and modular interface products to address most possible tester/prober combinations on the market today. In addition, we provide a custom design service that will allow any of our customers to use virtually any tester, prober or handler combination with any type of device, such as analog, digital, mixed signal and radio frequency. For example, our Centaur(R) modular interface is designed to provide flexibility and scalability through the use of replaceable signal modules which can be easily changed on the test floor as our customers' testing requirements change. In addition to the Centaur(R) modular interface, we also offer over 200 different types of tester interface models that we custom designed for our customers' specific applications. These products range in price from approximately $5,000 to $70,000.

Financial Information About Product Segments and Geographic Areas

Please see Note 17 of our consolidated financial statements included in Item 8 of this Report on Form 10-K for additional data regarding net revenues, profit or loss and total assets of each of our segments and revenues attributable to foreign countries.

MARKETING, SALES AND CUSTOMER SUPPORT

We market and sell our products primarily in markets where semiconductors are manufactured. North American and European semiconductor manufacturers have located most of their back-end factories in Southeast Asia. The front-end wafer fabrication plants of U.S. semiconductor manufacturers are primarily in the U.S. Likewise, European, Taiwanese, South Korean and Japanese semiconductor manufacturers generally have located their wafer fabrication plants in their respective countries.

Mechanical and Electrical Products: In North America, we sell to semiconductor manufacturers principally through the use of independent, commissioned sales representatives. North American sales representatives also coordinate product installation and support with our technical staff and participate in trade shows.

Our internal sales staff handles sales to ATE manufacturers and is responsible for a portfolio of customer accounts and for managing certain independent sales representatives. In addition, our account managers are responsible for pricing, quotations, proposals and transaction negotiations, and they assist with applications engineering and custom product design. Technical support is provided to North American customers and independent sales representatives by employees based in New Jersey, California and Texas.

In Europe we sell to semiconductor and ATE manufacturers through our internal sales staff and through the use of independent sales representatives. Technical support is provided to European customers by an employee based in the UK or by independent sales representatives who we have trained. In China, Japan, Malaysia, the Philippines, Singapore, South Korea, Taiwan and

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Thailand, we sell through the use of independent sales representatives who are supervised by our internal sales staff. International sales representatives are responsible for sales, installation, support and trade show participation in their geographic market areas. Technical support is provided to Asian customers primarily by employees based in Malaysia, the Philippines and Taiwan.

Thermal Products: We market our thermal products under the inTEST Thermal Solutions name and sales to ATE manufacturers are handled directly by our own sales force. Sales to semiconductor manufacturers and customers in other industries in the U.S. are handled through independent sales representative organizations. In Singapore and Malaysia, our sales and service are handled through our internal sales and service staff. In the rest of Asia, our sales are handled through distributors. In Europe, sales managers at our office in Germany, as well as regional distributors and independent sales representatives, sell to semiconductor manufacturers and customers in other industries. We visit our distributors regularly and have trained them to sell and service all of our thermal products.

CUSTOMERS

We market all of our products to end users, which include semiconductor manufacturers and third-party foundries, test and assembly houses as well as original equipment manufacturers ("OEMs"), which include ATE manufacturers and their third-party outsource manufacturing partners. In the case of thermal products, we also market our products to independent testers of semiconductors, manufacturers of electronic, automotive and aeronautical products, and semiconductor research facilities. Our customers use our products principally in production testing, although our ThermoStream(R) products traditionally have been used largely in engineering development and quality assurance. We believe that we sell to most of the major semiconductor manufacturers in the world.

Texas Instruments Incorporated accounted for 12% and 14% of our consolidated net revenues in 2011 and 2010, respectively. Teradyne, Inc. accounted for 11% of our consolidated net revenues in 2010. While all three of our operating segments sold to these customers, these revenues were primarily generated by our Mechanical Products and Electrical Products segments. Our ten largest customers accounted for approximately 49% of our net revenues in both 2011 and 2010. The loss of any one or more of our largest customers, or a reduction in orders by a major customer, could materially reduce our net revenues or otherwise materially affect our business, financial condition, or results of operations.

Our largest customers in 2011 include:

Semiconductor Manufacturers	**ATE Manufacturers**	**Other**
Analog Devices, Inc.	Teradyne, Inc.	Emerson Electric Co.
Cypress Semiconductor Corporation	Advantest Corporation	Hakuto Co. Ltd.
Maxim Integrated Products, Inc.		JDS Uniphase Corporation
Texas Instruments Incorporated		Raytheon Company

MANUFACTURING AND SUPPLY

As of December 31, 2011, our principal manufacturing operations consisted of assembly and testing at our facilities in New Jersey, Massachusetts and California. In January 2011, we relocated our Mechanical Products segment manufacturing operations and our corporate offices from Cherry Hill, New Jersey to a new, smaller facility in Mt. Laurel, New Jersey. In February 2011, we relocated Temptronic's facility from Sharon, Massachusetts to a new, smaller facility in Mansfield, Massachusetts. The consolidation and relocations of manufacturing operations were done to reduce our fixed operating costs and streamline operations as more fully discussed in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

We assemble most of our products from a combination of standard components and custom parts that have been fabricated to our specifications by either third-party manufacturers or our own fabrication operation in New Jersey. Our practice is to use the highest quality raw materials and components in our products. The primary raw materials used in fabricated parts are all widely available. We purchase substantially all of our components from multiple suppliers. Although we purchase certain raw materials and components from single suppliers, we believe that all materials and components are available in adequate amounts from other sources.

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We conduct inspections of incoming raw materials, fabricated parts and components using sophisticated measurement equipment. This includes testing with coordinate measuring machines in all but one of our manufacturing facilities to ensure that products with critical dimensions meet our specifications. We have designed our inspection standards to comply with applicable MIL specifications and ANSI standards.

In 2001, we obtained ISO 9001:1994 certification at our New Jersey facility. During 2003, we made the determination to upgrade to ISO 9001:2000 at our New Jersey facility, which was completed in 2007. In May 2003, our San Jose, California facility obtained ISO 9001:2000 certification. Neither our New Jersey nor our San Jose, California facility have completed their 2009 ISO audits due to the loss of most of our internal ISO auditors in our reductions in force. As a result, we are no longer ISO 9001 certified, although we continue to employ all the practices embodied in this standard. Our Massachusetts facility completed ISO 9001:2000 certification in November 2004 and upgraded to ISO 9001:2008 in November 2009.

ENGINEERING AND PRODUCT DEVELOPMENT

Our success depends on our ability to provide our customers with products and solutions that are well engineered, and to design those products and solutions before, or at least no later than, our competitors. As of December 31, 2011, we employed a total of 25 engineers, who were engaged full time in engineering and product development. In addition, when the demands of engineering and product development projects exceed the capacity or knowledge of our in-house staff, we retain temporary third-party engineering and product development consultants to assist us. Our practice in many cases is to assign engineers to work with specific customers, thereby enabling us to develop the relationships and exchange of information that is most conducive to successful product development and enhancement. In addition, some of our engineers are assigned to new product research and development and have worked on such projects as the development of new types of universal manipulators, the redesign and development of new thermal products and the development of high performance interfaces.

Since most of our products are customized, we consider substantially all of our engineering activities to be engineering and product development. We spent approximately $3.2 million in 2011 and $3.0 million in 2010 on engineering and product development, respectively.

PATENTS AND OTHER PROPRIETARY RIGHTS

Our policy is to protect our technology by filing patent applications for the technologies that we consider important to our business. We also rely on trademarks, trade secrets, copyrights and unpatentable know-how to protect our proprietary rights. It is our practice to require that all of our employees and third-party product development consultants assign to us all rights to inventions or other discoveries relating to our business that were made while working for us. In addition, all employees and third-party product development consultants agree not to disclose any private or confidential information relating to our technology, trade secrets or intellectual property.

As of December 31, 2011, we held 48 active U.S. patents and had 16 pending U.S. patent applications covering various aspects of our technology. Our U.S. patents expire at various times beginning in 2012 and extending through 2027. During 2011, we had six U.S. patents expire and one U.S. patent was issued. We also hold foreign patents and file foreign patent applications, in selected cases corresponding to our U.S. patents and patent applications, to the extent management deems appropriate.

While we believe that our patents and other proprietary rights are important to our business, we also believe that, due to the rapid pace of technological change in the semiconductor equipment industry, the successful manufacture and sale of our products also depends upon our engineering, manufacturing, marketing and servicing skills. In the absence of patent protection, we would be vulnerable to competitors who attempt to copy or imitate our products or processes. We believe our intellectual property has value, and we have taken in the past, and will take in the future, actions we deem appropriate to protect such property from misappropriation. There can be no assurance, however, that such actions will provide meaningful protection from competition. For additional information regarding risks related to our intellectual property, see "Risk Factors. "

COMPETITION

We operate in an increasingly competitive environment within each of our product segments. Some of our competitors have greater financial resources and more extensive design and production capabilities than we do. Certain markets in which we operate have recently become more fragmented, with smaller companies entering the market. These new smaller entrants typically have much lower levels of fixed operating overhead than we do, which enables them to be profitable with

Item 1. BUSINESS (Continued)

lower priced products. In order to remain competitive with these and other companies, we must be able to continue to commit a significant portion of our personnel, financial resources, research and development and customer support to developing new products and maintaining customer relationships worldwide.

Our competitors include independent manufacturers, ATE manufacturers and, to a lesser extent, semiconductor manufacturers' in-house ATE interface groups. Competitive factors in our market include price, functionality, timely product delivery, customer service, applications support, product performance and reliability. We believe that our long-term relationships with the industry's leading semiconductor manufacturers and other customers, and our commitment to, and reputation for, providing high quality products, are important elements in our ability to compete effectively in all of our markets.

Our principal competitors for manipulator products are Esmo-AG and Reid-Ashman Manufacturing. Our principal competitors for docking hardware products include Esmo AG, Knight Automation and Reid-Ashman Manufacturing. We also compete with the ATE manufacturers Advantest Corporation and Teradyne (who are also our customers) on the sale of docking hardware and manipulators.

Our principal competitors for Thermostream products are Thermonics and FTS Systems. Our principal competitors for Thermochuck products include ERS Electronik GmbH, Advanced Temperature Systems GmbH and Espec Corp. Our principal competitors for environmental chambers are Thermotron Industries, Cincinnati Sub-Zero Products, Inc. and Espec Corp. Our principal competitor for thermal platforms is Environmental Stress Systems Inc.

Our principal competitors for tester interface products are Reid-Ashman Manufacturing, Esmo AG and Integrated Test Corporation.

BACKLOG

At December 31, 2011, our backlog of unfilled orders for all products was approximately $4.0 million compared with approximately $6.1 million at December 31, 2010. Our backlog includes customer orders which we have accepted, substantially all of which we expect to deliver in 2012. While backlog is calculated on the basis of firm purchase orders, a customer may cancel an order or accelerate or postpone currently scheduled delivery dates. Our backlog may be affected by the tendency of customers to rely on shorter lead times available from suppliers, including us, in periods of depressed demand. In periods of increased demand, there is a tendency towards longer lead times that has the effect of increasing backlog. As a result of these factors, our backlog at a particular date is not necessarily indicative of sales for any future period.

EMPLOYEES

At December 31, 2011, we had 131 full time employees, including 60 in manufacturing operations, 48 in customer support/operations and 23 in administration. Substantially all of our key employees are highly skilled and trained technical personnel. None of our employees are represented by a labor union, and we have never experienced a work stoppage. From time to time we retain third-party contractors to assist us in manufacturing operations and engineering and product development projects.

ADDITIONAL INFORMATION

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports that are filed with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, are available free of charge through our website (www.intest.com) as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC.

Item 1A. RISK FACTORS

The following are some of the factors that could materially and adversely affect our future performance or could cause actual results to differ materially from those expressed or implied in our forward-looking statements. The risks and uncertainties described below are not the only ones facing us and we cannot predict every event and circumstance that may adversely affect

Item 1A. RISK FACTORS (Continued)

our business. However, these risks and uncertainties are the most significant factors that we have identified at this time. If one or more of these risks actually occurs, our business, results of operations, and/or financial condition would likely suffer, and the price of our stock could be negatively affected.

Global economic cycles, which are difficult to predict, have had an impact on our business and may continue to do so.

Demand for our products and our operating results have in the past been negatively affected by sudden downturns in the global economies and the resulting reduction in customer capital investment. Such conditions deteriorated significantly in many countries and regions in late 2008 and throughout 2009. While economic conditions began to improve during late 2009 in many countries and regions, they still remain below historical levels and may remain depressed for the foreseeable future. In the last year, political instability in Europe, the Middle East and North Africa has negatively affected global financial markets. In the past, these uncertainties have caused our customers to cancel or postpone deliveries of ordered systems and not to place new orders. Continued global economic uncertainties may continue to depress future sales of our products and services.

Our sales are affected by the cyclicality of the semiconductor industry, which causes our operating results to fluctuate significantly.

Our business depends in significant part upon the capital expenditures of semiconductor manufacturers. Capital expenditures by these companies depend upon, among other things, the current and anticipated market demand for semiconductors and the products that utilize them. Typically, semiconductor manufacturers curtail capital expenditures during periods of economic downtown. Conversely, semiconductor manufacturers increase capital expenditures when market demand requires the addition of new or expanded production capabilities or the reconfiguration of existing fabrication facilities to accommodate new products. These market changes have contributed in the past, and will likely continue to contribute in the future, to fluctuations in our operating results.

We seek to further diversify the markets for our thermal products in order to increase the proportion of our sales attributable to industries which are less subject to cyclicality than the semiconductor industry. If we are unable to do so, our future performance will remain substantially exposed to the fluctuations of the cyclicality of the semiconductor industry.

In recent years, we began selling our thermal products in industries outside of the semiconductor industry, including the automotive, aerospace and telecommunications industries. Our sales to these non-semiconductor industries were $12.6 million or 27% of our consolidated net revenues in 2011 compared to $8.0 million or 17% of our net revenues in 2010. Our goal is to further increase our sales into these and other non-semiconductor industries; however, in most cases, the expansion of our thermal product sales into these new markets has just begun, and we may experience difficulty in expanding our sales efforts further into these markets. These difficulties could include hiring sales and marketing staff with sufficient experience selling into these new markets and our ability to continue to develop products which meet the needs of customers in these markets and which are not currently offered by our competitors. If we are unable to continue to expand our sales in non-semiconductor industries, our net revenues and results of operations will remain substantially dependent upon the cycles of the semiconductor industry.

New statutory and regulatory requirements, tax increases and changes in government spending could adversely affect our operating results.

In recent years, the federal government launched an aggressive statutory and regulatory agenda with the goal of enacting social and economic reforms. This agenda includes health care reform legislation and financial system regulatory reform, as well as proposed climate change and other environmental legislation and regulations. In addition, many state and local governments are faced with budget crises that are causing these bodies to consider enacting significant tax increases, reducing or eliminating the use of net operating loss carryforwards or making significant budget cuts. It is uncertain how the applicable government agencies will enact the regulations necessary to carry out the statutory requirements. Accordingly, we cannot determine the costs and other effects of new legal requirements with certainty. For example, new legislation or regulations may cause us to experience increased costs as a direct result of our compliance efforts. At this point, we are unable to determine the impact that newly enacted federal healthcare legislation could have on our employer-sponsored medical plans. We may also indirectly experience increased costs to the extent such legal requirements increase the prices of goods and services that we purchase as a result of increased compliance costs to the vendors who provide these goods and services to us or the reduced

Item 1A. RISK FACTORS (Continued)

availability of raw materials that we need to purchase. In addition, we cannot determine the impact that new legal requirements, tax increases or state and local government spending cuts will have on the business operations of our customers, where significant increases in operating costs due to the costs to comply with new legal requirements or tax increases may reduce their future product development and capital spending budgets. Our revenues and results of operations may be adversely affected by these new legal requirements and government actions.

Our operating results often change significantly from quarter to quarter and may cause fluctuations in our stock price.

During the last several years, our operating results have fluctuated significantly from quarter to quarter. We believe that these fluctuations occur primarily due to the cycles of demand in the semiconductor manufacturing industry. In addition to the changing cycles of demand in the semiconductor manufacturing industry, other factors that have caused our quarterly operating results to fluctuate in the past, and that may cause fluctuations and losses in the future, include:

- the state of the U.S. and global economies;
- changes in the buying patterns of our customers;
- changes in our market share;
- the technological obsolescence of our inventories;
- quantities of our inventories greater than is reasonably likely to be utilized in future periods;
- significant product warranty charges;
- the recording of the reversal of valuation allowances against our deferred tax assets;
- competitive pricing pressures;
- the impairment of our assets due to reduced future demand for our products;
- excess manufacturing capacity;
- our ability to control operating costs;
- costs associated with implementing restructuring initiatives;
- delays in shipments of our products;
- the mix of our products sold;
- the mix of customers and geographic regions where we sell our products;
- changes in the level of our fixed costs;
- costs associated with the development of our proprietary technology;
- costs and timing of integration of our acquisitions and plant consolidations and relocations;
- our ability to obtain raw materials or fabricated parts when needed;
- increases in costs of component materials;
- cancellation or rescheduling of orders by our customers;
- changes in government regulations; and
- political or economic instability.

Because the market price of our common stock has tended to vary based on, and in relation to, changes in our operating results, fluctuations in the market price of our stock are likely to continue as variations in our quarterly results continue.

Our business is subject to intense competition.

We face significant competition throughout the world in each of our product segments. Some of our competitors have substantial financial resources and more extensive design and production capabilities than we do. In order to remain competitive, we must be able to continually commit a significant portion of our personnel and financial resources to developing new products and maintaining customer satisfaction worldwide. We expect our competitors to continue to improve the performance of their current products and introduce new products or technologies. Over the last several years, in response to significant declines in global demand for our products, some competitors have reduced their product pricing significantly, which has led to intensified price based competition, which could materially adversely affect our business, financial condition and results of operations.

Item 1A. RISK FACTORS (Continued)

We seek to acquire additional businesses. If we are unable to do so, our future rate of growth may be reduced or limited.

A key element of our growth strategy is to acquire businesses, technologies or products that expand and complement our current businesses. We may not be able to execute our acquisition strategy if:

- we are unable to identify suitable businesses or technologies to acquire;
- we do not have the cash or access to required capital at the necessary time; or
- we are unwilling or unable to outbid larger, more resourceful companies.

Our acquisition strategy involves financial and management risks which may adversely affect our results in the future.

If we acquire additional businesses, technologies or products, we will face the following additional risks:

- future acquisitions could divert management's attention from daily operations or otherwise require additional management, operational and financial resources;
- we might not be able to integrate future acquisitions into our business successfully or operate acquired businesses profitably;
- we may realize substantial acquisition related expenses which would reduce our net earnings in future years; and
- our investigation of potential acquisition candidates may not reveal problems and liabilities of the companies that we acquire.

If any of the events described above occur, our earnings could be reduced. If we issue shares of our stock or other rights to purchase our stock in connection with any future acquisitions, we would dilute our existing stockholders' interests and our earnings per share may decrease. If we issue debt in connection with any future acquisitions, lenders may impose covenants on us which could, among other things, restrict our ability to increase capital expenditures or to acquire additional businesses.

We generate a large portion of our sales from a small number of customers. If we were to lose one or more of our large customers, operating results could suffer dramatically.

Texas Instruments Incorporated accounted for 12% and 14% of our consolidated net revenues in 2011 and 2010, respectively. Teradyne, Inc. accounted for 11% of our consolidated net revenues in 2010. While all three of our operating segments sold to these customers, these revenues were primarily generated by our Mechanical Products and Electrical Products segments. Our ten largest customers accounted for approximately 49% of our net revenues in both 2011 and 2010. The loss of any one or more of our largest customers, or a reduction in orders by a major customer, could materially reduce our net revenues or otherwise materially affect our business, financial condition or results of operations.

Changes in the buying patterns of our customers have affected, and may continue to affect, demand for our products and our gross and net operating margins. Such changes in patterns are difficult to predict and may not be immediately apparent.

In addition to the cyclicality of the semiconductor market, demand for our products and our gross and net operating margins have also been affected by changes in the buying patterns of our customers. We believe that in recent years there have been a variety of changes within the ATE market, including, for example, changing product requirements, longer time periods between new product offerings by OEMs and changes in customer buying patterns. In particular, demand for our mechanical and electrical products, which are sold exclusively within the ATE industry, and our operating margins in these product segments have been affected by shifts in the competitive landscape, including (i) customers placing heightened emphasis on shorter lead times (which places increased demands on our available engineering and production capacity increasing unit costs) and ordering in smaller quantities (which prevents us from acquiring component materials in larger volumes at lower cost and increasing unit costs), (ii) the increasing practice of OEM manufacturers to specify other suppliers as primary vendors, with less frequent opportunities to compete for such designations, (iii) customers requiring products with a greater range of use at the lowest cost, and (iv) customer supply line management groups demanding lower prices and spreading purchases across multiple vendors. These shifts in market practices have had, and may continue to have, varying degrees of impact on our net

Item 1A. RISK FACTORS (Continued)

revenues and our gross and net operating margins. Such shifts are difficult to predict and may not be immediately apparent, and the impact of these practices is difficult to quantify from period to period. There can be no assurance that we will be successful in implementing effective strategies to counter these shifts.

Our customers' purchasing patterns can vary significantly from month to month and cannot be easily predicted, thus resulting in fluctuations in our backlog and quarterly results.

Our backlog at December 31, 2011 was $4.0 million compared to $6.1 million at December 31, 2010. Our backlog at the beginning of a quarter typically does not include all orders necessary to achieve our sales objectives for that quarter. Orders in our backlog are subject to cancellation, delay or rescheduling by our customers with limited or no penalties or ability to collect bill back amounts. Throughout recent years, we have experienced customer-requested shipment delays and order cancellations, and we believe it is probable that orders will be cancelled and/or delayed in the future. In addition, during a downturn, some of our customers may rely on short lead times generally available from suppliers, including us, whereas in periods of stronger demand, and longer lead times, customers need to book orders earlier.

We have experienced problems with several customers in collecting outstanding accounts receivable due to cash flow difficulties related to the global economic recession.

Historically, the majority of our customers have paid their outstanding accounts receivable due to us within 30 to 60 days of the shipment date. During 2009 and the first half of 2010, as a result of the global economic recession, we saw many of our customers delay the payment of their outstanding amounts due to us. In addition, we had two customers enter bankruptcy, which caused us to either fully write off or partially write off the outstanding amounts they owed us. Recently, business conditions have improved and, as a result, we have seen our customers return to more historically normal payment patterns. However, should economic or business conditions deteriorate again, we may have additional customers seek relief under bankruptcy that would delay the collection of other outstanding accounts receivable or cause additional write offs of accounts receivable as bad debt. As a result, we may need to begin to factor our accounts receivable or obtain secured lines of credit at interest rates much higher than we have historically been offered for such lines of credit in order to maintain reasonable levels of cash to operate our business.

If we do not continue to retain the services of key personnel, relationships with, and sales to, some of our customers could suffer, which could have a negative effect on our business.

The loss of key personnel could adversely affect our ability to manage our business effectively. Our future success will depend largely upon the continued services of our senior management and other key employees. During 2009, in response to the significant operating losses we sustained and in an effort to conserve cash, we implemented workforce reductions, temporary salary reductions and furloughs, reduced or eliminated certain employee benefits and closed facilities. These actions had a negative impact on overall employee morale. In response to improved business conditions, in late 2009, we eliminated all furloughs for employees in our operations and restored salaries for employees and board retainers for directors on January 1, 2010 and restored the 401(k) Plan discretionary matching contribution for all domestic employees on April 1, 2010. In addition, due to improvements in our profitability, we were able to provide salary increases to our employees in both 2011 and 2010 after not providing salary increases for several years. As global economic conditions improve and employment opportunities increase, if we are unable to increase employee salaries and maintain employee benefits which have been previously reduced or eliminated, we may not be able to retain our senior management and other key employees. Our business could suffer if we are unable to retain one of more of our senior officers or other key employees.

Our industry is subject to rapid technological change, and our business prospects would be negatively affected if we are unable to quickly and effectively respond to innovation in the semiconductor industry.

Semiconductor technology continues to become more complex as manufacturers incorporate ICs into an increasing variety of products. This trend, and the changes needed in automatic testing systems to respond to developments in the semiconductor industry, are likely to continue. We cannot be certain that we will be successful or timely in developing, manufacturing or selling products that will satisfy customer needs or that will attain market acceptance. Our failure to provide products that effectively and timely meet customer needs or gain market acceptance will negatively affect our business prospects.

Item 1A. RISK FACTORS (Continued)

If we are not able to obtain patents on or otherwise preserve and protect our proprietary technologies, our business may suffer.

We have obtained domestic and foreign patents covering some of our products which expire between the years 2012 and 2027, and we have applications pending for additional patents. Some of our products utilize proprietary technology that is not covered by a patent or similar protection, and, in many cases, cannot be protected. We cannot be certain that:

- any additional patents will be issued on our applications;
- any patents we own now or in the future will protect our business against competitors that develop similar technology or products;
- our patents will be held valid if they are challenged or subjected to reexamination or reissue;
- others will not claim rights to our patented or other proprietary technologies; or
- others will not develop technologies which are similar to, or can compete with, our unpatented proprietary technologies.

If we cannot obtain patent or other protection for our proprietary technologies, our ability to compete in our markets could be impaired.

Claims of intellectual property infringement by or against us could seriously harm our businesses.

From time to time, we may be forced to respond to or prosecute intellectual property infringement claims to defend or protect our rights or a customer's rights. These claims, regardless of merit, may consume valuable management time, result in costly litigation or cause product shipment delays. Any of these factors could seriously harm our business and operating results. We may have to enter into royalty or licensing agreements with third parties who claim infringement. These royalty or licensing agreements, if available, may be costly to us. If we are unable to enter into royalty or licensing agreements with satisfactory terms, our business could suffer. In instances where we have had reason to believe that we may be infringing the patent rights of others, or that someone may be infringing our patent rights, we have asked our patent counsel to evaluate the validity of the patents in question, as well as the potentially infringing conduct. If we become involved in a dispute, neither the third parties nor the courts are bound by our counsel's conclusions.

A substantial portion of our customers are located outside the U.S., which exposes us to foreign political and economic risks.

We have operated internationally for many years and expect to expand our international operations as necessary to continue expansion of our sales and service to our non-U.S. customers. Our foreign subsidiaries generated 16% and 10% of consolidated net revenues in 2011 and 2010, respectively. Net revenues from foreign customers totaled $28.1 million, or 59% of consolidated net revenues, in 2011 and $28.7 million, or 62% of consolidated net revenues, in 2010. We expect our net revenues from foreign customers will continue to represent a significant portion of total net revenues. However, in addition to the risks generally associated with sales and operations in the U.S., sales to customers outside the U.S. and operations in foreign countries are subject to additional risks, which may, in the future, affect our operations. These risks include:

- political and economic instability in foreign countries;
- the imposition of financial and operational controls and regulatory restrictions by foreign governments;
- the need to comply with a wide variety of U.S. and foreign import and export laws;
- trade restrictions;
- changes in tariffs and taxes;
- longer payment cycles;
- fluctuations in currency exchange rates; and
- the greater difficulty of administering business abroad.

Item 1A. RISK FACTORS (Continued)

A significant portion of our cash position is maintained overseas.

While much of our cash is in the U.S., a significant portion is generated from and maintained by our foreign operations. Our financial condition and results of operations could be adversely impacted if we are unable to maintain a sufficient level of cash flow in the U.S. to address our cash requirements or we are unable to efficiently and timely repatriate cash from overseas. Any payment of distributions, loans or advances to us by our foreign subsidiaries could be subject to restrictions on, or taxation of, dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate. If we are unable to repatriate the earnings of our subsidiaries it could have an adverse impact on our ability to redeploy earnings in other jurisdictions where they could be used more profitably.

Changes in securities laws and regulations have increased, and may continue to increase, our costs of compliance with such laws and regulations.

Changes in securities laws and regulations have increased our legal compliance and financial reporting costs. Additional recent changes and future changes in securities regulations are expected to continue to affect our costs. We are continuing to evaluate and monitor regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result.

The inability to maintain effective internal control over financial reporting may result in a loss of investor confidence in the accuracy and completeness of our financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 and the accompanying rules and regulations promulgated by the SEC to implement that law require us to include in our Annual Reports on Form 10-K a report by our management regarding the effectiveness of our internal control over financial reporting. During our assessment process, if our management identifies one or more material weaknesses in our internal controls over financial reporting that cannot be remediated in a timely manner, we may be unable to assert that our internal control is effective. While our assessment (as reported in Item 9A of this Report) is that our internal control over financial reporting was effective as of December 31, 2011, the effectiveness of our internal control in future periods cannot be assured, and the effectiveness of our internal control over financial reporting may deteriorate. If we are unable to assert that our internal control over financial reporting is effective as of any future date, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

At December 31, 2011, we leased 7 facilities worldwide. The following chart provides information regarding each of our principal facilities that we occupied at December 31, 2011.

Location at December 31, 2011	Lease Expiration	Approx. Square Footage	Principal Uses	New Location	New Lease Expiration	Approx. Square Footage
Mt. Laurel, NJ	4/21	54,897	Corporate headquarters and Mechanical Products segment operations.	N/A	N/A	N/A
Mansfield, MA	8/21	52,700	Thermal Products segment operations.	N/A	N/A	N/A
San Jose, CA	4/12	25,088	Electrical Products segment operations.	Fremont, CA	9/17	15,746

Item 2. PROPERTIES (Continued)

When the lease for our current facility in San Jose, CA expires in April 2012, we will be relocating this operation to a 15,746 square foot facility in Fremont, CA. We signed the lease for this new facility on January 9, 2012. All of our facilities have space to accommodate our needs for the foreseeable future.

Item 3. LEGAL PROCEEDINGS

From time to time we may be a party to legal proceedings occurring in the ordinary course of business. We are not currently involved in any material legal proceedings.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on NASDAQ under the symbol "INTT." The following table sets forth the high and low sale prices of our common stock, as reported on the NASDAQ Capital Market, for the periods indicated. Sale prices have been rounded to the nearest full cent.

	Sales Price	
	High	Low
2011		
First Quarter	$4.67	$2.56
Second Quarter	4.33	3.19
Third Quarter	3.84	2.50
Fourth Quarter	2.88	2.13
2010		
First Quarter	2.05	1.30
Second Quarter	4.65	1.52
Third Quarter	4.34	2.38
Fourth Quarter	3.46	2.15

On March 15, 2012, the closing price for our common stock as reported on the NASDAQ Capital Market was $3.42. As of March 15, 2012, we had 10,386,927 shares outstanding that were held of record by approximately 1,000 beneficial and record holders.

We have not paid dividends on our common stock since our initial public offering in 1997, and we do not plan to pay cash dividends in the foreseeable future. Our current policy is to retain any future earnings for reinvestment in the operation and expansion of our business, including possible acquisitions of other businesses, technologies or products. Payment of any future dividends will be at the discretion of our Board of Directors. In addition, our current credit agreement prohibits us from paying cash dividends without the lender's prior consent.

Item 6. SELECTED FINANCIAL DATA

The following table contains certain selected consolidated financial data of inTEST and is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 10-K and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included in this Annual Report on Form 10-K.

	Years Ended December 31,				
	2011	2010	2009	2008	2007
	(in thousands, except per share data)				
Condensed Consolidated Statement of Operations Data:					
Net revenues	$47,266	$46,204	$23,499	$38,790	$48,705
Gross margin	22,893	22,145	7,813	13,785	18,695
Operating income (loss)	7,578	7,350	(5,046)	(9,440)	(6,853)
Net earnings (loss)	9,863	7,252	(4,843)	(9,133)	(6,739)
Net earnings (loss) per common share:					
Basic	$0.97	$0.72	$(0.49)	$(0.97)	$(0.73)
Diluted	$0.96	$0.72	$(0.49)	$(0.97)	$(0.73)
Weighted average common shares outstanding :					
Basic	10,148	10,019	9,975	9,465	9,215
Diluted	10,286	10,142	9,975	9,465	9,215

	As of December 31,				
	2011	2010	2009	2008	2007
	(in thousands)				
Condensed Consolidated Balance Sheet Data:					
Cash and cash equivalents	$13,957	$ 6,895	$ 2,647	$ 7,137	$12,215
Working capital	19,759	11,793	6,252	10,680	18,649
Total assets	31,237	21,408	15,144	20,492	27,723
Long-term debt, net of current portion	-	-	1,144	1,526	8
Total stockholders' equity	26,199	16,104	8,594	13,467	21,507

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Risk Factors and Forward-Looking Statements

In addition to historical information, this discussion and analysis contains statements relating to possible future events and results that are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can often be identified by the use of forward-looking terminology such as "believes," "expects," "intends," "may," "will," "should" or "anticipates" or similar terminology. See Part I, Item 1 - "Business - Cautionary Statement Regarding Forward-Looking Statements" for examples of statements made in this report which may be "forward-looking statements." These statements involve risks and uncertainties and are based on various assumptions. Although we believe that our expectations are based on reasonable assumptions, investors and prospective investors are cautioned that such statements are only projections, and there cannot be any assurance that these events or results will occur.

Information about the primary risks and uncertainties that could cause our actual future results to differ materially from our historic results or the results described in the forward-looking statements made in this report or presented elsewhere by Management from time to time are included in Part I, Item 1A - "Risk Factors."

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Overview

This MD&A should be read in conjunction with the accompanying consolidated financial statements.

Our business and results of operations are substantially dependent upon the demand for ATE by semiconductor manufacturers and companies that specialize in the testing of ICs. Demand for ATE is driven by semiconductor manufacturers that are opening new, or expanding existing, semiconductor fabrication facilities or upgrading existing equipment, which in turn is dependent upon the current and anticipated market demand for semiconductors and products incorporating semiconductors. In the past, the semiconductor industry has been highly cyclical with recurring periods of oversupply, which often have a severe impact on the semiconductor industry's demand for ATE, including the products we manufacture. This can cause wide fluctuations in both our orders and net revenues and, depending on our ability to react quickly to these shifts in demand, can significantly impact our results of operations. These industry cycles are difficult to predict and in recent years have become more volatile and, in certain cases, shorter in duration. Because the industry cycles are generally characterized by sequential periods of growth or declines in orders and net revenues during each cycle, year over year comparisons of operating results may not always be as meaningful as comparisons of periods at similar points in either up or down cycles. In addition, during both downward and upward cycles in our industry, in any given quarter, the trend in both our orders and net revenues can be erratic. This can occur, for example, when orders are canceled or currently scheduled delivery dates are accelerated or postponed by a significant customer or when customer forecasts and general business conditions fluctuate during a quarter.

We believe that purchases of most of our products are typically made from semiconductor manufacturers' capital expenditure budgets. Certain portions of our business, however, are generally less dependent upon the capital expenditure budgets of the end users. For example, purchases of certain related ATE interface products, such as sockets and interface boards, which must be replaced periodically, are typically made from the end users' operating budgets. In addition, purchases of certain of our products, such as docking hardware, for the purpose of upgrading or improving the utilization, performance and efficiency of existing ATE, tend to be counter cyclical to sales of new ATE. Moreover, we believe a portion of our sales of thermal products results from the increasing need for temperature testing of circuit boards and specialized components that do not have the design or quantity to be tested in an electronic device handler. In addition, we market our Thermostream temperature management systems in industries outside semiconductor test, such as the automotive, aerospace and telecommunications industries. We believe that these industries usually are less cyclical than the ATE industry.

While the majority of our orders and net revenues are derived from the ATE market, our operating results do not always follow the overall trend in the ATE market in any given period. We believe that these anomalies may be driven by a variety of changes within the ATE market, including, for example, changing product requirements, longer time periods between new product offerings by OEMs and changes in customer buying patterns. In particular, demand for our mechanical and electrical products, which are sold exclusively within the ATE industry, and our operating margins in these product segments have been affected by shifts in the competitive landscape, including (i) customers placing heightened emphasis on shorter lead times (which places increased demands on our available engineering and production capacity increasing unit costs) and ordering in smaller quantities (which prevents us from acquiring component materials in larger volumes at lower cost and increasing unit costs), (ii) the practice of OEM manufacturers to specify other suppliers as primary vendors, with less frequent opportunities to compete for such designations, (iii) the role of third-party test and assembly houses in the ATE market and their requirement of products with a greater range of use at the lowest cost, and (iv) customer supply line management groups demanding lower prices and spreading purchases across multiple vendors. These shifts in market practices have had, and may continue to have, varying levels of impact on our operating results, which are difficult to quantify or predict from period to period. Management has taken, and will continue to take, such actions it deems appropriate to adjust our strategies, products and operations to counter such shifts in market practices as they become evident.

Net Revenues and Orders

The following table sets forth, for the periods indicated, a breakdown of the net revenues from unaffiliated customers both by product segment and geographic area (based on the location to which the goods are shipped).

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

	Years Ended December 31,	
	2011	**2010**
Net revenues from unaffiliated customers:		
Mechanical Products	$15,208	$20,087
Thermal Products	26,942	18,194
Electrical Products	5,151	7,973
Intersegment sales	(35)	(50)
	$47,266	$46,204
Intersegment sales:		
Mechanical Products	$ 7	$ 9
Thermal Products	-	-
Electrical Products	28	41
	$ 35	$ 50
Net revenues from unaffiliated customers (net of intersegment sales):		
Mechanical Products	$15,201	$20,078
Thermal Products	26,942	18,194
Electrical Products	5,123	7,932
	$47,266	$46,204
Net revenues from unaffiliated customers:		
U.S.	$19,165	$17,510
Foreign	28,101	28,694
	$47,266	$46,204

Our consolidated net revenues for the year ended December 31, 2011 increased $1.1 million or 2% as compared to 2010. This increase consisted of an $8.8 million or 48% increase in the net revenues (net of intersegment sales) of our Thermal Products segment which was offset by decreases in the net revenues (net of intersegment sales) of our Mechanical and Electrical Products segments of $4.9 million or 24% and $2.8 million or 35%, respectively. We believe the decrease in the level of net revenues in our Mechanical and Electrical Products segments during 2011 reflects reduced demand within the ATE industry, which we began to see reflected in the level of our orders for these segments during the second quarter of 2011. We believe the increase in the net revenues of our Thermal Products segment as compared to the decreases in our other two product segments primarily reflects that this segment has historically lagged our other two product segments in regard to experiencing the impact of both increases and decreases in the levels of demand within the ATE industry. In addition, approximately 50-60% of this segment's sales are to customers in various industries outside the ATE industry where we have experienced recent strength in demand.

Total consolidated orders for the year ended December 31, 2011 were $45.2 million compared to $47.7 million for 2010. For the year ended December 31, 2011, orders for our Mechanical, Thermal and Electrical Products segments were $13.3 million, $26.8 million and $5.1 million, respectively, compared to $20.1 million, $19.4 million and $8.2 million for 2010, respectively. Orders from customers in various industries outside the ATE industry were $13.2 million or 29% of total consolidated orders for the year ended December 31, 2011 compared to $9.0 million or 19% of total consolidated orders for the year ended December 31, 2010. We cannot be certain what the level of our orders or net revenues will be in any future period for any of our product segments.

<u>Backlog</u>

At December 31, 2011, our backlog of unfilled orders for all products was approximately $4.0 million compared with approximately $6.1 million at December 31, 2010. Our backlog includes customer orders which we have accepted, substantially all of which we expect to deliver in 2012. While backlog is calculated on the basis of firm purchase orders, a customer may cancel an order or accelerate or postpone currently scheduled delivery dates. Our backlog may be affected by the tendency of customers to rely on short lead times available from suppliers, including us, in periods of depressed demand. In periods of increased demand, there is a tendency towards longer lead times that has the effect of increasing backlog. As a result, our backlog at a particular date is not necessarily indicative of sales for any future period.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Business Restructuring Initiatives

In response to the significant decline in our orders and net revenues during 2008 and early 2009, we took actions to reduce our cost structure, including facility closures, workforce reductions and salary and benefits reductions. We consider some of the actions we took to be temporary in nature, such as certain salary and benefits reductions for current employees. At the time we took these temporary actions, it was generally our intent to restore all or a portion of the reduced salary and benefits in future periods when our results of operations and our cash flows improved sufficiently so as to allow us to do so. Any such restoration impacts the ultimate level of savings which result from our restructuring actions. There were no additional restructuring actions taken in either 2010 or 2011. Effective January 1, 2010, we restored all of the temporary salary reductions we implemented in 2008 and 2009 for our domestic employees, with the exception of the salary of our Executive Chairman, which was restored to approximately 65% of its full reinstated level, reflecting a voluntary continued 35% reduction in his salary. Also on this date, we restored the fees paid to our Board of Directors, which had been reduced by approximately 50%. Effective April 1, 2010, we restored the 401(k) Plan discretionary matching contribution for all domestic employees and the Temptronic profit sharing contributions which had been suspended for most of these employees at the beginning of 2009. There are no other temporary actions remaining to be restored.

Acquisition

On January 16, 2012, Temptronic Corporation acquired substantially all of the assets and certain liabilities of Thermonics, Inc. ("Thermonics"), a division of Test Enterprises, Inc., pursuant to the Asset Purchase Agreement dated December 9, 2011. Thermonics is engaged in the business of designing, manufacturing, selling and distributing temperature forcing systems used in the testing of various products under temperature controlled situations. The acquisition of the Thermonics business will broaden the product line of inTEST's thermal products division. The purchase price for the assets was approximately $3.8 million in cash, plus the assumption of specified liabilities, including trade payables and certain customer contract obligations. We expect to complete the purchase price allocation for this transaction by June 30, 2012. For further discussion of the acquisition, see Note 19 to our consolidated financial statements.

Product/Customer Mix

Our three product segments each have multiple products that we design, manufacture and sell to our customers. The gross margin on each product we offer is affected by a number of factors including the amount of intellectual property (such as patents) utilized in the product, the number of units ordered by the customer at one time, or the amount of inTEST designed and fabricated material included in our product compared with the amount of third-party designed and fabricated material included in our product. The weight of each of these factors, as well as the current market conditions, determines the ultimate sales price we can obtain for our products and the resulting gross margin.

The mix of products we sell in any period is ultimately determined by our customers' needs. Therefore, the mix of products sold in any given period can change significantly from the prior period. As a result, our consolidated gross margin can be significantly impacted in any given period by a change in the mix of products sold in that period.

We sell most of our products to semiconductor manufacturers and third-party test and assembly houses (end user sales) and to ATE manufacturers (OEM sales) who ultimately resell our equipment with theirs to semiconductor manufacturers. Our Thermal Products segment also sells into a variety of other industries including the aerospace, automotive, communications, consumer electronics and defense industries. The mix of customers during any given period will affect our gross margin due to differing sales discounts and commissions. For the years ended December 31, 2011 and 2010, our OEM sales as a percentage of net revenues were 12% and 18%, respectively, and our sales of thermal products in other industries outside the ATE industry as a percentage of net revenues were 27% and 17%, respectively.

OEM sales generally have a lower gross margin than end user sales, as OEM sales historically have had a more significant discount. Our current net operating margins on most OEM sales, however, are only slightly less than margins on end user sales because of the payment of third party sales commissions on most end user sales. We have also continued to experience demands from our OEM customers' supply line managers to reduce our sales prices to them. If we cannot further reduce our manufacturing and operating costs, these pricing pressures will continue to reduce our gross and operating margins.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Results of Operations

All of our products are used by semiconductor manufacturers in conjunction with ATE in the testing of ICs. In addition, some of the products manufactured by our Thermal Products segment are used in industries outside of the semiconductor industry, including the aerospace, automotive, communications, consumer electronics and defense industries. The results of operations for each product segment are generally affected by the same factors. Separate discussions and analyses for each product segment would be repetitive and obscure any unique factors that affected the results of operations of our different product segments. The discussion and analysis that follows, therefore, is presented on a consolidated basis and includes discussion of factors unique to each product segment where significant to an understanding of that segment.

The following table sets forth, for the periods indicated, the principal items included in the Consolidated Statements of Operations as a percentage of total net revenues.

	Percentage of Net Revenues Years Ended December 31,	
	2011	2010
Net revenues	100.0%	100.0%
Cost of revenues	51.6	52.1
Gross margin	48.4	47.9
Selling expense	12.1	12.4
Engineering and product development expense	6.8	6.6
General and administrative expense	13.5	13.0
Operating income	16.0	15.9
Other income	0.2	0.1
Earnings before income tax expense (benefit)	16.2	16.0
Income tax expense (benefit)	(4.7)	0.3
Net earnings	20.9%	15.7%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Net revenues were $47.3 million for the year ended December 31, 2011 compared to $46.2 million for the same period in 2010, an increase of $1.1 million or 2%. This increase consisted of an $8.8 million or 48% increase in the net revenues (net of intersegment sales) of our Thermal Products segment which was offset by decreases in the net revenues (net of intersegment sales) of our Mechanical and Electrical Products segments of $4.9 million or 24% and $2.8 million or 35%, respectively. We believe the increase in our consolidated net revenues during 2011 primarily reflects the factors previously discussed in the Overview.

During the year ended December 31, 2011, our net revenues from customers in the U.S. increased 10% while our net revenues from foreign customers decreased 2%, respectively, as compared to the same period in 2010. The impact of changes in foreign currency exchange rates on the decrease in net revenues from foreign customers was less than 1%.

Gross Margin. Gross margin was 48% for each of the years ended December 31, 2011 and 2010. Our fixed operating costs were relatively unchanged at 14% percent of net revenues for both 2011 and 2010. However, in absolute dollar terms, these costs increased $206,000 during 2011 as compared to 2010. The $206,000 increase in the absolute dollar value of our fixed operating costs primarily reflects higher salary and benefits expense as a result of increased levels of staff in our Thermal Products segment, and, to a lesser extent, annual salary adjustments for current staff in all of our product segments. The increase in salary and benefits expense was partially offset by reductions in facility related costs as a result of the relocation of two of our domestic operations to smaller facilities during the first quarter of 2011. During 2011, our component material costs represented 34% of net revenues compared to 35% of net revenues in 2010. This decrease in our component material costs as a percentage of net revenues primarily reflects changes in product and customer mix. Both our direct labor costs and obsolescence expense were relatively unchanged as a percentage of net revenues for the year ended December 31, 2011 as compared to the same period in 2010, although our obsolescence expense increased $60,000 in absolute dollar terms during 2011 as compared to 2010.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

The increase in the absolute dollar amount of our obsolescence expense primarily reflects the reduced demand in the second half of 2011 in the ATE industry, as previously discussed in the Overview, which resulted in an increase in the amount of items being written off as a result of applying our objective obsolescence and excess criteria.

Selling Expense. Selling expense was $5.7 million for each of the years ended December 31, 2011 and 2010. Increases in salaries and benefits expense and travel, primarily reflecting additional sales staff and increased international travel, were offset by decreases in commissions, reflecting changes in product and customer mix. To a lesser extent there was also a reduction in accruals for product warranty claims in 2011 as compared to 2010, reflecting positive trends in our historical warranty experience.

Engineering and Product Development Expense. Engineering and product development expense was $3.2 million for year ended December 31, 2011 compared to $3.0 million for the same period in 2010, an increase of $196,000 or 6%. The increase in engineering and product development expense primarily reflects higher legal fees related to our intellectual property, and, to a lesser extent, an increase in spending on materials used in research and development projects.

General and Administrative Expense. General and administrative expense was $6.4 million for the year ended December 31, 2011 compared to $6.0 million for the same period in 2010, an increase of $333,000 or 6%. The increase primarily reflects higher salary and benefits expense as well as costs associated with our recent acquisition of Thermonics and the filing of our shelf registration statement. The increase in salary and benefits expense is primarily due to the hiring of additional staff as well as annual salary adjustments for current staff.

Other Income. Other income was $81,000 for the year ended December 31, 2011 compared to $50,000 for the same period in 2010, an increase of $31,000. The increase primarily represents a reduction in interest expense as a result of repaying the notes payable to stockholder during the fourth quarter of 2010. This increase was partially offset by a reduction in gains on the sale of fully depreciated machinery and equipment in 2011 as compared to 2010.

Income Tax Expense (Benefit). For the year ended December 31, 2011, we recorded an income tax benefit of $2.2 million compared with income tax expense of $148,000 for the same period in 2010. On a quarterly basis, we record income tax expense or benefit based on the expected annualized effective tax rate for the various taxing jurisdictions in which we operate our businesses. During the past several years, due to our history of operating losses in both our domestic and certain of our foreign operations, we had recorded a full valuation allowance against the deferred tax assets of these operations, including net operating loss carryforwards, where we believed it was more likely than not that we would not have sufficient taxable income to utilize these assets before they expire. During 2011, we reversed $3.1 million of the valuation allowance which had been recorded against the deferred tax assets of these operations. The reversal of this amount of the valuation allowance was based on our current assessment that it is now more likely than not that we will be able to fully utilize these assets in the near future. Some of the key factors we considered in making our assessment included our profitability in both 2011 and 2010 and our level of certainty with regard to our forecasts of near term future profitability for the operations to which these assets relate.

Liquidity and Capital Resources

Net cash provided by operations for the year ended December 31, 2011 was $7.8 million compared to net cash provided by operations of $6.4 million for the same period in 2010. During 2011, there was a $2.5 million increase in our deferred tax assets as a result of reversing a significant portion of the valuation allowance against these assets. The increase in net cash provided by operations in 2011 as compared to 2010 primarily reflects an increase of $866,000 in accounts receivable during 2010 as compared to a decrease of $24,000 in 2011. In addition, restricted certificates of deposit decreased $200,000 during 2011 compared to an increase of $450,000 in these assets during 2010. Restricted certificates of deposit are pledged certificates of deposit which support letters of credit that have been issued as security deposits under the various operating leases for facilities we occupy. To a lesser extent, we also experienced a positive impact on our net cash provided by operations from an increase in accrued rent and customer deposits during 2011 as compared to 2010.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

The positive impact on our net cash provided by operations from the changes in these items was partially offset by decreases in the amount of change in certain of our accrued expenses for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Accrued wages increased only $24,000 from December 31, 2010 to December 31, 2011 compared to an increase of $1.1 million for the year ended December 31, 2010. This primarily reflects that during both 2010 and 2011 we accrued profit-based bonuses on our positive results. These bonuses are not paid out until the first quarter of the year following the year in which they are accrued. There were no similar bonuses accrued during 2009 as we had a net loss for the full year. Accordingly, there were no accrued profit-based bonuses on the balance sheet at the end of 2009. Finally, other current liabilities decreased $256,000 during the year ended December 31, 2011 as compared to an increase of $126,000 during the year ended December 31, 2010, reflecting a decrease in accrued repairs during 2011.

Purchases of property and equipment were $780,000 for the year ended December 31, 2011. These purchases primarily represent leasehold improvements and other equipment purchased as a result of the relocation of two of our domestic facilities during the first quarter of 2011. We have no significant commitments for capital expenditures for 2012, however, depending upon changes in market demand, we may make such purchases as we deem necessary and appropriate.

During the third quarter of 2011, we terminated our secured credit facility. This credit facility had provided for maximum borrowings of $250,000. While this facility was in place, we had not used it to borrow any funds. Our usage consisted of the issuance of two letters of credit in the face amounts of $200,000 and $50,000, respectively. These letters of credit were issued as security deposits under two of our operating leases. We paid a quarterly fee of 1.5% per annum on the total amount of the outstanding letters of credit. At the time this facility was terminated, the $200,000 letter of credit that had been issued under this facility had already been terminated, as the lease in connection with which it had been issued ended in February 2011. The $50,000 letter of credit that had been issued under this facility was converted to a standalone letter of credit which is secured by a pledged certificate of deposit. On April 1, 2010 and November 8, 2010, two additional letters of credit were issued in the face amounts of $250,000 and $200,000, respectively. These letters of credit are supported by separate pledged certificates of deposit that were not a part of our secured credit facility.

On May 4, 2011, we filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission for the offering, from time to time, of securities to be issued by us. The shelf registration statement will allow us to raise capital from the offering of up to $30 million of common stock, preferred stock, warrants, debt securities and/or units, conducted in one or more offerings while the shelf registration statement is effective. The specific terms of any particular securities that we may offer will be determined at the time of such offering and will be described in a separately filed prospectus supplement at the time of such offering. The maximum amount of securities offered and sold under the registration statement during any period of twelve months immediately prior to and including such sale, may not exceed one-third of the aggregate market value of the common equity held by non-affiliates. An offering under this registration statement would provide us with increased financial flexibility. Proceeds may be used for possible acquisitions of businesses, technologies or products that are complementary to our existing businesses or for other general corporate purposes, including working capital.

As of December 31, 2011, we had cash and cash equivalents of $14.0 million. During January 2012, we used $3.8 million of our cash to close on the acquisition of Thermonics. We currently expect our cash and cash equivalents and projected future cash flow to be sufficient to support our short term working capital requirements. We do not currently have any available credit facilities under which we can borrow to help fund our working capital requirements. We cannot be certain that, if needed, we would be able to obtain any credit facilities or under what terms such credit facilities would be available.

New or Recently Adopted Accounting Standards

See Note 2 to the consolidated financial statements for information concerning the implementation and impact of new or recently adopted accounting standards.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to inventories, long-lived assets, goodwill, identifiable intangibles, deferred income tax valuation allowances and product warranty reserves. We base our estimates on historical experience and on appropriate and customary assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Some of these accounting estimates and assumptions are particularly sensitive because of their significance to our consolidated financial statements and because of the possibility that future events affecting them may differ markedly from what had been assumed when the financial statements were prepared.

Inventory Valuation

Inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of market value. On a quarterly basis, we review our inventories and record excess and obsolete inventory charges based upon our established objective excess and obsolete inventory criteria. These criteria identify material that has not been used in a work order during the prior twelve months and the quantity of material on hand that is greater than the average annual usage of that material over the prior three years. In certain cases, additional charges for excess and obsolete inventory are recorded based upon current industry conditions, anticipated product life cycles, new product introductions and expected future use of the inventory. The charges for excess and obsolete inventory that we record establish a new cost basis for the related inventory. In 2011, we recorded an inventory obsolescence charge for excess and obsolete inventory of $403,000.

Goodwill, Intangible and Long-Lived Assets

Goodwill is assessed for impairment at least annually in the fourth quarter, on a reporting unit basis, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. Factors we consider important which could indicate impairment include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of our use of the asset or the strategy for our overall business and significant negative industry or economic trends. The goodwill impairment assessment is based upon a combination of the income approach, which estimates the fair value of our reporting units based upon a discounted cash flow approach, and the market approach which estimates the fair value of our reporting units based upon comparable market multiples. This fair value is then reconciled to our market capitalization at year end with an appropriate control premium. The determination of the fair value of our reporting units requires management to make significant estimates and assumptions including the selection of appropriate peer group companies, control premiums, discount rate, terminal growth rates, forecasts of revenue and expense growth rates, changes in working capital, depreciation, amortization and capital expenditures. Changes in assumptions concerning future financial results or other underlying assumptions would have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge. During the goodwill impairment assessment, we perform a Step I test to identify potential impairment, in which the fair value of a reporting unit is compared with its book value. If the book value of a reporting unit exceeds its fair value, a Step II test is performed in which the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess. As of December 31, 2011, goodwill was $1.7 million. During 2011, we did not record any impairment charges related to our goodwill.

Indefinite-lived intangible assets are assessed for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. As of December 31, 2011, indefinite-lived intangible assets were $510,000. During 2011, we did not record any impairment charges related to our indefinite-lived intangible assets.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Long-lived assets, which consist of finite-lived intangible assets and property and equipment, are assessed for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value. The cash flow estimates used to determine the impairment, if any, contain management's best estimates using appropriate assumptions and projections at that time. At December 31, 2011, finite-lived intangibles and long-lived assets were $1.6 million. During 2011, we did not record any impairment charges related to our long-lived assets.

Income Taxes

Deferred tax assets are analyzed to determine if there will be sufficient taxable income in the future in order to realize such assets. We assess all of the positive and negative evidence concerning the realizability of the deferred tax assets, including our historical results of operations for the recent past and our projections of future results of operations, in which we make subjective determinations of future events. If, after assessing all of the evidence, both positive and negative, a determination is made that the realizability of the deferred tax assets is not more likely than not, we establish a deferred tax valuation allowance for all or a portion of the deferred tax assets depending upon the specific facts. If any of the significant assumptions were changed, materially different results could occur, which could significantly change the amount of the deferred tax valuation allowance established. During the past several years, due to our history of operating losses in both our domestic and certain of our foreign operations, we had recorded a full valuation allowance against the deferred tax assets of these operations, including net operating loss carryforwards, where we believed it was more likely than not that we would not have sufficient taxable income to utilize these assets before they expire. During 2011, we reversed $3.1 million of the valuation allowance which had been recorded against the deferred tax assets of these operations. The reversal of this amount of the valuation allowance was based on our current assessment that it is now more likely than not that we will be able to fully utilize these assets in the near future. Some of the key factors we considered in making our assessment included our profitability in both 2011 and 2010 and our level of certainty with regard to our forecasts of near term future profitability for the operations to which these assets relate. As of December 31, 2011, we had a net deferred tax asset of $2.5 million.

Product Warranty Accrual

In connection with the accrual of warranty costs associated with our products, we make assumptions about the level of product failures that may occur in the future. These assumptions are primarily based upon historical claims experience. Should the rate of future product failures significantly differ from historical levels, our accrued warranty reserves would need to be adjusted, and the amount of the adjustment could be material. At December 31, 2011, accrued warranty was $214,000 and we recorded charges related to product warranty of $122,000 for the year then ended.

Off -Balance Sheet Arrangements

There were no off-balance sheet arrangements during the year ended December 31, 2011 that have or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our interests.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This disclosure is not required for a smaller reporting company.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated financial statements are set forth in this Report beginning at page F-1 and are incorporated by reference into this Item 8.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

CEO and CFO Certifications. Included with this Annual Report as Exhibits 31.1 and 31.2 are two certifications, one by each of our Chief Executive Officer and our Chief Financial Officer (the "Section 302 Certifications"). This Item 9A contains information concerning the evaluations of our disclosure controls and procedures and internal control over financial reporting that are referred to in the Section 302 Certifications. This information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

Evaluation of Our Disclosure Controls and Procedures. The SEC requires that as of the end of the year covered by this Report, our CEO and CFO must evaluate the effectiveness of the design and operation of our disclosure controls and procedures and report on the effectiveness of the design and operation of our disclosure controls and procedures.

"Disclosure controls and procedures" mean the controls and other procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 (the "Exchange Act"), such as this Report, is recorded, processed, summarized and reported within the time periods specified in the rules and forms promulgated by the SEC. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Limitations on the Effectiveness of Controls. Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, as opposed to absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within an entity have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a system of controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Accordingly, our management has designed the disclosure controls and procedures to provide reasonable assurance that the objectives of the control system were met.

CEO/CFO Conclusions about the Effectiveness of the Disclosure Controls and Procedures. As required by Rule 13a-15(b), inTEST management, including our CEO and CFO, conducted an evaluation as of the end of the period covered by this Report, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this Report, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Item 9A. CONTROLS AND PROCEDURES (Continued)

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control-Integrated Framework. Based upon this assessment, management believes that, as of December 31, 2011, our internal control over financial reporting is effective at a reasonable assurance level.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission applicable to smaller reporting companies.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference from our definitive proxy statement for our 2012 Annual Meeting of Stockholders to be filed with the SEC on or before April 30, 2012, or, if our proxy statement is not filed on or before April 30, 2012, will be filed by that date by an amendment to this Form 10-K.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from our definitive proxy statement for our 2012 Annual Meeting of Stockholders to be filed with the SEC on or before April 30, 2012, or, if our proxy statement is not filed on or before April 30, 2012, will be filed by that date by an amendment to this Form 10-K.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 201(d) of Regulation S-K is set forth below. The remainder of the information required by this Item 12 is incorporated by reference from our definitive proxy statement for our 2012 Annual Meeting of Stockholders to be filed with the SEC on or before April 30, 2012, or, if our proxy statement is not filed on or before April 30, 2012, will be filed by that date by an amendment to this Form 10-K.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS (Continued)

The following table shows the number of securities that may be issued pursuant to our equity compensation plans (including individual compensation arrangements) as of December 31, 2011:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by security holders.....	249,000	$3.28	180,000
Equity compensation plans not approved by security holders	-	-	-
Total..	249,000	$3.28	180,000

(1) The securities that may be issued are shares of inTEST common stock, issuable upon exercise of outstanding stock options.
(2) The securities that remain available for future issuance are issuable pursuant to the 2007 Stock Plan.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference from our definitive proxy statement for our 2012 Annual Meeting of Stockholders to be filed with the SEC on or before April 30, 2012, or, if our proxy statement is not filed on or before April 30, 2012, will be filed by that date by an amendment to this Form 10-K.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference from our definitive proxy statement for our 2012 Annual Meeting of Stockholders to be filed with the SEC on or before April 30, 2012, or, if our proxy statement is not filed on or before April 30, 2012, will be filed by that date by an amendment to this Form 10-K.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The documents filed as part of this Annual Report on Form 10-K are:

(i) Our consolidated financial statements and notes thereto as well as the applicable report of our independent registered public accounting firm are included in Part II, Item 8 of this Annual Report on Form 10-K.
(ii) The following financial statement schedule should be read in conjunction with the consolidated financial statements set forth in Part II, Item 8 of this Annual Report on Form 10-K:
Schedule II -- Valuation and Qualifying Accounts
(iii) The exhibits required by Item 601 of Regulation S-K are included under Item 15(b) of this Annual Report on Form 10-K.

(b) Exhibits required by Item 601 of Regulation S-K:

A list of the Exhibits which are required by Item 601 of Regulation S-K and filed with this Report is set forth in the Exhibit Index immediately following the signature page, which Exhibit Index is incorporated herein by reference.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

inTEST Corporation

March 30, 2012

By: /s/ Robert E. Matthiessen
Robert E. Matthiessen
President and Chief Executive Officer

Pursuant to the requirements of Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Robert E. Matthiessen Robert E. Matthiessen, President, Chief Executive Officer and Director (principal executive officer)	March 30, 2012
/s/ Hugh T. Regan, Jr. Hugh T. Regan, Jr., Treasurer, Chief Financial Officer and Secretary (principal financial officer)	March 30, 2012
/s/ Alyn R. Holt Alyn R. Holt, Executive Chairman	March 30, 2012
/s/ Stuart F. Daniels Stuart F. Daniels, Ph.D, Director	March 30, 2012
/s/ James J. Greed, Jr. James J. Greed, Jr., Director	March 30, 2012
/s/ James W. Schwartz, Esq. James W. Schwartz, Esq., Director	March 30, 2012
/s/ Thomas J. Reilly, Jr. Thomas J. Reilly, Jr., Director	March 30, 2012

Index to Exhibits (A)

Exhibit Number	*Description of Exhibit*
2	Asset Purchase Agreement dated December 9, 2011 by and among Temptronic Corporation, Test Enterprises, Inc., James C. Kufis and Carollyn M. Kufis, Trustees of the Kufis Family Trust Dated November 9, 1990, and any amendments thereto, and James C. Kufis.
3.1	Certificate of Incorporation. (1)
3.2	Bylaws. (2)
10.1	Lease Agreement between Exeter 804 East Gate, LLC and the Company dated May 10, 2010. (3)
10.2	Lease Agreement between AMB-SGP Seattle/Boston, LLC and Temptronic Corporation (a subsidiary of the Company), dated October 25, 2010. (4)
10.3	Lease between The Irvine Company and the Company dated September 15, 2004. (5)
10.4	inTEST Corporation Amended and Restated 1997 Stock Plan. (6)(*)
10.5	inTEST Corporation 2007 Stock Plan. (7)(*)
10.6	Form of Restricted Stock Grant. (8)(*)
10.7	Form of Stock Option Grant - Director. (8)(*)
10.8	Form of Stock Option Grant - Officer. (8)(*)
10.9	Change of Control Agreement dated August 27, 2007 between the Company and Robert E. Matthiessen. (9)(*)
10.10	Change of Control Agreement dated August 27, 2007 between the Company and Hugh T. Regan, Jr. (9)(*)
10.11	Change of Control Agreement dated May 5, 2008 between the Company and Daniel J. Graham. (10)(*)
10.12	Change of Control Agreement dated May 5, 2008 between the Company and James Pelrin. (10)(*)
10.13	Amendment to Change of Control Agreement dated December 31, 2008 between the Company and Robert E. Matthiessen. (11)(*)
10.14	Amendment to Change of Control Agreement dated December 31, 2008 between the Company and Hugh T. Regan, Jr. (11)(*)
10.15	Amendment to Change of Control Agreement dated December 31, 2008 between the Company and Daniel J. Graham. (11)(*)
10.16	Amendment to Change of Control Agreement dated December 31, 2008 between the Company and James Pelrin. (11)(*)
10.17	Compensatory Arrangements of Executive Officers and Directors. (*)
14	Code of Ethics. (12)
21	Subsidiaries of the Company.
23	Consent of McGladrey & Pullen, LLP.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Index to Exhibits (A)
(Continued)

(1) Previously filed by the Company as an exhibit to the Company's Registration Statement on Form S-1, File No. 333-26457 filed May 2, 1997, and incorporated herein by reference.

(2) Previously filed by the Company as an exhibit to the Company's Form 8-K dated October 30, 2007, File No. 000-22529, filed November 5, 2007, and incorporated herein by reference.

(3) Previously filed by the Company as an exhibit to the Company's Form 8-K dated May 10, 2010, File No. 000-22529, filed May 13, 2010, and incorporated herein by reference.

(4) Previously filed by the Company as an exhibit to the Company's Form 8-K dated October 27, 2010, File No. 000-22529, filed October 29, 2010, and incorporated herein by reference.

(5) Previously filed by the Company as an exhibit to the Company's Form 8-K dated September 15, 2004, File No. 000-22529, filed October 6, 2004, and incorporated herein by reference.

(6) Previously filed as an appendix to the Company's Proxy Statement filed April 25, 2002, and incorporated herein by reference.

(7) Previously filed as an appendix to the Company's Proxy Statement filed April 27, 2007, and incorporated herein by reference.

(8) Previously filed by the Company as an exhibit to the Company's Form 10-K for the year ended December 31, 2004, File No. 000-22529, filed March 31, 2005, and incorporated herein by reference.

(9) Previously filed by the Company as an exhibit to the Company's Form 10-K for the year ended December 31, 2007, File No. 000-22529, filed March 31, 2008, and incorporated herein by reference.

(10) Previously filed by the Company as an exhibit to the Company's Form 10-Q for the quarter ended June 30, 2008, File No. 000-22529, filed August 14, 2008, and incorporated herein by reference.

(11) Previously filed by the Company as an exhibit to the Company's Form 10-Q for the quarter ended June 30, 2009, File No. 000-22529, filed August 14, 2009, and incorporated herein by reference.

(12) Previously filed by the Company as an exhibit to the Company's Form 10-K for the year ended December 31, 2003, File No. 000-22529, filed March 30, 2004, and incorporated herein by reference.

(*) Indicates a management contract or compensatory plan, contract or arrangement in which a director or executive officers participate.

(A) Copies of the exhibits which were filed with the SEC are not included in this Annual Report to Stockholders but may be obtained electronically through our website at www.intest.com or through the SEC's website at www.sec.gov.

inTEST CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MCGLADREY & PULLEN, LLP

To The Board of Directors and Stockholders
inTEST Corporation

We have audited the accompanying consolidated balance sheets of inTEST Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive earnings, stockholders' equity, and cash flows for the years then ended. Our audits also included the financial statement schedule of inTEST Corporation listed in Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of inTEST Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ McGLADREY & PULLEN, LLP

Blue Bell, Pennsylvania
March 30, 2012

inTEST CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2011	December 31, 2010
ASSETS:		
Current assets:		
Cash and cash equivalents	$13,957	$ 6,895
Trade accounts receivable, net of allowance for doubtful accounts of $195 and $150, respectively	6,189	6,244
Inventories	3,896	3,489
Deferred tax assets	453	-
Prepaid expenses and other current assets	302	430
Total current assets	24,797	17,058
Property and equipment:		
Machinery and equipment	3,585	3,534
Leasehold improvements	514	765
Gross property and equipment	4,099	4,299
Less: accumulated depreciation	(2,965)	(3,581)
Net property and equipment	1,134	718
Deferred tax assets	2,028	-
Goodwill	1,656	1,656
Intangible assets, net	942	1,077
Restricted certificates of deposit	500	700
Other assets	180	199
Total assets	$31,237	$21,408
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,031	$ 1,672
Accrued wages and benefits	1,795	1,779
Accrued sales commissions	493	522
Accrued rent	407	83
Accrued professional fees	451	373
Accrued warranty	214	274
Customer deposits	425	84
Other current liabilities	222	478
Total current liabilities	5,038	5,265
Deferred rent, net of current portion	-	39
Total liabilities	5,038	5,304
Commitments and Contingencies (Notes 10, 11, 13 and 16)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.01 par value; 20,000,000 shares authorized; 10,463,255 and 10,464,505 shares issued, respectively	105	105
Additional paid-in capital	26,035	25,973
Accumulated deficit	(686)	(10,549)
Accumulated other comprehensive earnings	1,217	1,311
Treasury stock, at cost; 76,328 and 119,029 shares, respectively	(472)	(736)
Total stockholders' equity	26,199	16,104
Total liabilities and stockholders' equity	$31,237	$21,408

See accompanying Notes to Consolidated Financial Statements.

inTEST CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Years Ended December 31,	
	2011	2010
Net revenues	$47,266	$46,204
Cost of revenues	24,373	24,059
Gross margin	22,893	22,145
Operating expenses:		
Selling expense	5,708	5,717
Engineering and product development expense	3,240	3,044
General and administrative expense	6,367	6,034
Total operating expenses	15,315	14,795
Operating income	7,578	7,350
Other income (expense):		
Interest income	13	12
Interest expense	(4)	(64)
Other	72	102
Total other income	81	50
Earnings before income tax expense (benefit)	7,659	7,400
Income tax expense (benefit)	(2,204)	148
Net earnings	$ 9,863	$ 7,252
Net earnings per common share:		
Basic	$0.97	$0.72
Diluted	$0.96	$0.72
Weighted average common shares outstanding:		
Basic	10,147,708	10,019,000
Diluted	10,285,621	10,141,552

See accompanying Notes to Consolidated Financial Statements.

inTEST CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(In thousands)

	Years Ended December 31,	
	2011	**2010**
Net earnings	$9,863	$7,252
Foreign currency translation adjustments	(94)	(45)
Comprehensive earnings	$9,769	$7,207

See accompanying Notes to Consolidated Financial Statements.

inTEST CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Treasury	Total Stockholders'
	Shares	Amount	Capital	Deficit	Earnings	Stock	Equity
Balance, January 1, 2010	10,193,255	$102	$25,798	$(17,801)	$1,356	$(861)	$ 8,594
Net income	-	-	-	7,252	-	-	7,252
Other comprehensive loss	-	-	-	-	(45)	-	(45)
Issuance of non-vested shares of restricted stock	273,750	3	(3)	-	-	-	-
Amortization of deferred compensation related to restricted stock	-	-	228	-	-	-	228
Forfeiture of non-vested shares of restricted stock	(2,500)	-	-	-	-	-	-
Issuance of 20,270 shares of treasury stock to satisfy profit sharing liability	-	-	(50)	-	-	125	75
Balance, December 31, 2010	10,464,505	105	25,973	(10,549)	1,311	(736)	16,104
Net earnings	-	-	-	9,863	-	-	9,863
Other comprehensive loss	-	-	-	-	(94)	-	(94)
Amortization of deferred compensation related to restricted stock	-	-	146	-	-	-	146
Stock options exercised	10,000	-	30	-	-	-	30
Forfeiture of non-vested shares of restricted stock	(11,250)	-	-	-	-	-	-
Issuance of 42,701 shares of treasury stock to satisfy profit sharing liability	-	-	(114)	-	-	264	150
Balance, December 31, 2011	10,463,255	$105	$26,035	$ (686)	$1,217	$(472)	$26,199

See accompanying Notes to Consolidated Financial Statements.

inTEST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,	
	2010	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 9,863	$ 7,252
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	394	395
Foreign exchange loss	4	20
Amortization of deferred compensation related to restricted stock	146	228
Profit sharing expense funded through the issuance of treasury stock	150	75
Gain on sale of property and equipment	(48)	(33)
Proceeds from sale of demonstration equipment, net of gain	94	8
Deferred income tax benefit	(2,481)	-
Changes in assets and liabilities:		
Trade accounts receivable	24	(866)
Inventories	(406)	(437)
Prepaid expenses and other current assets	126	(54)
Restricted certificates of deposit	200	(450)
Other assets	13	23
Accounts payable	(640)	(905)
Accrued wages and benefits	24	1,134
Accrued sales commissions	(29)	207
Accrued rent	324	(64)
Accrued professional fees	79	(1)
Accrued warranty	(60)	46
Accrued restructuring and other charges	-	(130)
Customer deposits	341	(7)
Other current liabilities	(256)	126
Deferred rent, net of current portion	(39)	(118)
Net cash provided by operating activities	7,823	6,449
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(780)	(659)
Proceeds from sale of property and equipment	54	-
Net cash used in investing activities	(726)	(659)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of notes payable to stockholder	-	(1,525)
Proceeds from stock options exercised	30	-
Net cash provided by (used in) financing activities	30	(1,525)
Effects of exchange rates on cash	(65)	(17)
Net cash provided by all activities	7,062	4,248
Cash and cash equivalents at beginning of period	6,895	2,647
Cash and cash equivalents at end of period	$13,957	$ 6,895
Cash payments for:		
Domestic and foreign income taxes	$ 269	$ 135
Interest	1	76
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Issuance of non-vested shares of restricted stock	$ -	$ 448
Forfeiture of non-vested shares of restricted stock	$ (20)	$ (11)

See accompanying Notes to Consolidated Financial Statements.

(1) NATURE OF OPERATIONS

We are an independent designer, manufacturer and marketer of mechanical, thermal and electrical products that are primarily used by semiconductor manufacturers in conjunction with automatic test equipment ("ATE") in the testing of integrated circuits ("ICs" or "semiconductors"). In addition, in recent years we have begun marketing our thermal products in industries outside the ATE industry, such as the automotive, aerospace and telecommunications industries.

The consolidated entity is comprised of inTEST Corporation (parent) and our wholly-owned subsidiaries. We have three reportable segments which are also our reporting units: Mechanical Products, Thermal Products and Electrical Products. We manufacture our products in the U.S. Marketing and support activities are conducted worldwide from our facilities in the U.S., Germany and Singapore. On January 16, 2012, Temptronic Corporation, a wholly-owned subsidiary of inTEST Corporation, acquired substantially all of the assets and certain liabilities of Thermonics, Inc. ("Thermonics"), a division of Test Enterprises, Inc., pursuant to the Asset Purchase Agreement dated December 9, 2011. The acquisition of the Thermonics business will broaden the product line of inTEST's thermal products division. This acquisition is discussed further in Note 19.

The semiconductor industry in which we operate is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. This industry is subject to significant economic downturns at various times. Our financial results are affected by a wide variety of factors, including, but not limited to, general economic conditions worldwide and in the markets in which we operate, economic conditions specific to the semiconductor industry, our ability to safeguard patents and intellectual property in a rapidly evolving market, downward pricing pressures from customers, and our reliance on a relatively few number of customers for a significant portion of our sales. In addition, we are exposed to the risk of obsolescence of our inventory depending on the mix of future business and technological changes within the industry. As a result of these or other factors, we may experience significant period-to-period fluctuations in future operating results.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain of our accounts, including inventories, long-lived assets, goodwill, identifiable intangibles, deferred income tax valuation allowances and product warranty reserves, are particularly impacted by estimates.

Reclassification

Certain prior year amounts have been reclassified to be comparable with the current year's presentation.

Cash and Cash Equivalents

Short-term investments that have maturities of three months or less when purchased are considered to be cash equivalents and are carried at cost, which approximates market value.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. We grant credit to customers and generally require no collateral. To minimize our risk, we perform ongoing credit evaluations of our customers' financial condition. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience and the aging of such receivables, among other factors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance sheet credit exposure related to our customers. Bad debt expense was $48 and $62 for the years ended December 31, 2011 and 2010, respectively. Cash flows from accounts receivable are recorded in operating cash flows.

(In thousands, except share and per share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

Our financial instruments, principally accounts and notes receivable and accounts payable, are carried at cost which approximates fair value, due to the short maturities of the accounts.

Inventories

Inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of market value. Cash flows from the sale of inventory are recorded in operating cash flows. On a quarterly basis, we review our inventories and record excess and obsolete inventory charges based upon our established objective excess and obsolete inventory criteria. These criteria identify material that has not been used in a work order during the prior twelve months and the quantity of material on hand that is greater than the average annual usage of that material over the prior three years. In certain cases, additional excess and obsolete inventory charges are recorded based upon current industry conditions, anticipated product life cycles, new product introductions and expected future use of the inventory. The charges for excess and obsolete inventory we record establish a new cost basis for the related inventory. We incurred excess and obsolete inventory charges of $403 and $344 for the years ended December 31, 2011 and 2010, respectively.

Property and Equipment

Machinery and equipment are stated at cost. As further discussed below under "Goodwill, Intangible and Long-Lived Assets," machinery and equipment that has been determined to be impaired is written down to its fair value at the time of the impairment. Depreciation is based upon the estimated useful life of the assets using the straight-line method. The estimated useful lives range from one to seven years. Leasehold improvements are recorded at cost and amortized over the shorter of the lease term or the estimated useful life of the asset. Total depreciation expense, including amortization of assets acquired under capital leases, was $259 and $261 for the years ended December 31, 2011 and 2010, respectively. Expenditures for maintenance and repairs are charged to operations as incurred.

Goodwill, Intangible and Long-Lived Assets

Goodwill is assessed for impairment at least annually in the fourth quarter, on a reporting unit basis, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. The goodwill impairment assessment is based upon a combination of the income approach, which estimates the fair value of our reporting units based upon a discounted cash flow approach, and the market approach which estimates the fair value of our reporting units based upon comparable market multiples. This fair value is then reconciled to our market capitalization at year end with an appropriate control premium. The determination of the fair value of our reporting units requires management to make significant estimates and assumptions including the selection of appropriate peer group companies, control premiums, discount rate, terminal growth rates, forecasts of revenue and expense growth rates, changes in working capital, depreciation, amortization and capital expenditures. Changes in assumptions concerning future financial results or other underlying assumptions would have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge.

During the goodwill impairment assessment, we perform a Step I test to identify potential impairment, in which the fair value of a reporting unit is compared with its book value. If the book value of a reporting unit exceeds its fair value, a Step II test is performed in which the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess. Indefinite-lived intangible assets are assessed for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Long-lived assets, which consist of finite-lived intangible assets and property and equipment, are assessed for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value. The cash flow estimates used to determine the impairment, if any, contain management's best estimates using appropriate assumptions and projections at that time.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

We account for stock-based compensation in accordance with Accounting Standards Codification ("ASC") Topic 718 (Compensation - Stock Compensation) which requires that employee share-based equity awards be accounted for under the fair value method and requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. See further disclosures related to our stock-based compensation plan in Note 15.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Sales of our products are made through our sales employees, third-party sales representatives and distributors. There are no differences in revenue recognition policies based on the sales channel. We do not provide our customers with rights of return or exchanges. Revenue is generally recognized upon product shipment. Our customers' purchase orders do not typically contain any customer-specific acceptance criteria, other than that the product performs within the agreed upon specifications. We test all products manufactured as part of our quality assurance process to determine that they comply with specifications prior to shipment to a customer. To the extent that any customer purchase order contains customer-specific acceptance criteria, revenue recognition is deferred until customer acceptance.

With respect to sales tax collected from customers and remitted to governmental authorities, we use a net presentation in our consolidated statement of operations. As a result, there are no amounts included in either our net revenues or cost of revenues related to sales tax.

Product Warranties

We generally provide product warranties and record estimated warranty expense at the time of sale based upon historical claims experience. Warranty expense is included in selling expense in the consolidated financial statements.

Engineering and Product Development

Engineering and product development costs, which consist primarily of the salary and related benefits costs of our technical staff, as well as the cost of materials used in product development, are expensed as incurred.

Restructuring and Other Charges

We recognize a liability for restructuring costs at fair value only when the liability is incurred. The three main components of our restructuring plans have been related to workforce reductions, the consolidation of excess facilities and asset impairments. Workforce-related charges are accrued when it is determined that a liability has been incurred, which is generally after individuals have been notified of their termination dates and expected severance benefits. Plans to consolidate excess facilities result in charges for lease termination fees and future commitments to pay lease charges, net of estimated future sub-lease income. We recognize these charges when we have vacated the premises. In addition, as a result of plans to consolidate excess facilities, we may incur other associated costs such as charges to relocate inventory, equipment or personnel. We recognize charges for other associated costs when these costs are incurred, which is generally when the goods or services have been provided to us. Assets that may be impaired consist of property, plant and equipment and intangible assets. Asset impairment charges are based on an estimate of the amounts and timing of future cash flows related to the expected future remaining use and ultimate sale or disposal of the asset.

Foreign Currency

For our foreign subsidiaries whose functional currency is not the U.S. dollar, assets and liabilities are translated using the exchange rate in effect at the balance sheet date. The results of operations are translated using an average exchange rate for the period. The effects of rate fluctuations in translating assets and liabilities of these international operations into U.S. dollars are included in accumulated other comprehensive earnings in stockholders' equity. Transaction gains or losses are included in net earnings. For the years ended December 31, 2011 and 2010, foreign currency transaction losses were $3 and $20, respectively.

(In thousands, except share and per share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Net Earnings Per Common Share

Net earnings per common share - basic is computed by dividing net earnings by the weighted average number of common shares outstanding during each period. Net earnings per common share - diluted is computed by dividing net earnings by the weighted average number of common shares and common share equivalents outstanding during each period. Common share equivalents represent stock options and unvested shares of restricted stock and are calculated using the treasury stock method. Common share equivalents are excluded from the calculation if their effect is anti-dilutive.

The table below sets forth, for the periods indicated, a reconciliation of weighted average common shares outstanding - basic to weighted average common shares and common share equivalents outstanding - diluted and the average number of potentially dilutive securities and their respective weighted average exercise prices that were excluded from the calculation of diluted earnings per share because their effect was anti-dilutive:

	Years Ended December 31,	
	2011	2010
Weighted average common shares outstanding – basic	10,147,708	10,019,000
Potentially dilutive securities:		
Employee stock options and unvested shares of restricted stock	137,913	122,552
Weighted average common shares outstanding – diluted	10,285,621	10,141,552
Average number of potentially dilutive securities excluded from calculation	129,217	422,260
Weighted average exercise price of excluded securities	$3.70	$3.42

Effect of Recently Adopted Amendments to Authoritative Accounting Guidance

In January 2010, the Financial Accounting Standards Board (the "FASB") issued an amendment to an accounting standard regarding disclosure guidance with respect to fair value measurements. Specifically, the new guidance requires disclosure of amounts transferred in and out of Levels 1 and 2 fair value measurements, a reconciliation presented on a gross basis rather than a net basis of activity in Level 3 fair value measurements, greater disaggregation of the assets and liabilities for which fair value measurements are presented and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and 3 fair value measurements. This amendment was effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of the new guidance around the Level 3 activity reconciliations, which was effective for fiscal years beginning after December 15, 2010. The adoption of this amendment did not have any impact on our consolidated financial statements.

In July 2010, the FASB issued an amendment to an accounting standard that requires additional disclosure about the credit quality of financing receivables, such as aging information and credit quality indicators. Both new and existing disclosures must be disaggregated by portfolio segment or class, if applicable. The disaggregation of information is based on how allowances for credit losses are developed and how credit exposure is managed. This amendment was effective for interim periods and fiscal years ending after December 15, 2010. The adoption of this amendment did not have any impact on our consolidated financial statements.

(In thousands, except share and per share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2010, the FASB issued an amendment to goodwill impairment testing. The amendment modifies Step I of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step II of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of this guidance did not have any impact on our consolidated financial statements.

In December 2010, the FASB issued an amendment to the disclosure of supplementary pro forma information for business combinations. The amendment specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendment also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendment is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We will implement this guidance for any business acquisitions we consummate after the effective date.

Effect of Recently Issued Amendments to Authoritative Accounting Guidance

In June 2011, the FASB issued an amendment to disclosures about comprehensive income. Under the amendment, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This amendment eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. Reclassification adjustments between net income and other comprehensive income must be shown on the face of the statement(s), with no resulting change in net earnings. The amendment does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendment is effective for fiscal years beginning after December 15, 2011. We do not expect the adoption of this amendment to have a material impact on our consolidated financial statements.

In September 2011, the FASB issued an amendment to existing guidance on the assessment of goodwill impairment which provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The update also amends the examples of events or circumstances that would be considered in a goodwill impairment evaluation. The amendment is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, an entity can choose to adopt this guidance early even if its annual test date is before the issuance of the final standard, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. We do not expect the adoption of this amendment to have a material impact on our consolidated financial statements.

(3) GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS

Goodwill and Indefinite Life Intangible Assets

As of December 31, 2011 and 2010, our goodwill totaled $1,656 and our indefinite life intangible assets totaled $510. Our indefinite life intangible assets consist of trademarks. This goodwill and these intangible assets are a result of our acquisition of Sigma Systems Corporation ("Sigma") in October 2008 and are allocated to our Thermal Products reporting unit.

(In thousands, except share and per share data)

(3) GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS (Continued)

Impairment of Goodwill and Indefinite Life Intangible Assets

During December 2011 and 2010, we assessed our goodwill and indefinite life intangible assets for impairment in accordance with the requirements of ASC Topic 350 (Intangibles - Goodwill and Other). Our goodwill impairment assessment is based upon a combination of the income approach, which estimates the fair value of our reporting units based upon a discounted cash flow approach, and the market approach which estimates the fair value of our reporting units based upon comparable market multiples. This fair value is then reconciled to our market capitalization at year end with an appropriate control premium. The discount rate used in 2011 and 2010 for the discounted cash flows were 20% and 16%, respectively. The selection of these rates was based upon our analysis of market based estimates of capital costs and discount rates. The peer companies used in the market approach operate in our market segment. The determination of the fair value of our reporting units requires management to make significant estimates and assumptions including the selection of appropriate peer group companies, control premiums, discount rate, terminal growth rates, forecasts of revenue and expense growth rates, changes in working capital, depreciation, amortization and capital expenditures. Changes in assumptions concerning future financial results or other underlying assumptions would have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge.

During the goodwill impairment assessment in both 2011 and 2010, we performed a Step I test to identify potential impairment, in which the fair value of the reporting unit was compared with its book value. This assessment indicated no impairment existed as the fair value of this reporting unit was determined to exceed its carrying value by 50% or $8,670 at December 31, 2011 and by 6% or $593 at December 31, 2010.

During the indefinite life intangible asset impairment assessment in both 2011 and 2010, we compared the fair value of our intangible assets with their carrying amount. This assessment indicated no impairment existed as the fair value of the intangible assets exceeded their carrying values in both 2011 and 2010.

Finite-lived Intangible Assets

As of December 31, 2011 and 2010, we had finite-lived intangible assets which totaled $432 and $567, respectively, net of accumulated amortization of $438 and $303, respectively. At December 31, 2011 and 2010, we had three finite-lived intangible assets which consisted of customer relationships, software and patents held by Sigma at the time of our acquisition of this operation in October 2008. These intangible assets are being amortized on a straight-line basis over estimated useful lives of 72 months, 120 months and 60 months, respectively. As of December 31, 2011, these assets had remaining estimated useful lives of 33 months, 81 months, and 21 months, respectively. These intangible assets are allocated to our Thermal Products segment. We assess our finite-lived intangible assets for impairment in accordance with the requirements of ASC Topic 350 (Intangibles - Goodwill and Other). Please see "Impairment of Long-Lived Assets and Finite-Lived Intangible Assets" below for the results of our assessment.

The following table sets forth changes in the amount of the carrying value of finite-lived intangible assets for the years ended December 31, 2011 and 2010, respectively:

	2011	2010
Balance - Beginning of period	$567	$701
Amortization	(135)	(134)
Balance - End of period	$432	$567

The following table sets forth the estimated annual amortization expense for our finite-lived intangible assets for each of the next five years:

2012	$135
2013	$123
2014	$ 73
2015	$ 27
2016	$ 27

(In thousands, except share and per share data)

(3) GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS (Continued)

Impairment of Long-Lived Asset and Finite-lived Intangible Assets

In accordance with ASC Topic 350 (Intangibles - Goodwill and Other) and ASC Topic 360 (Property, Plant and Equipment), we review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value. The cash flow estimates used to determine the impairment, if any, contain management's best estimates using appropriate assumptions and projections at that time. As previously noted, our long-lived assets consist of our finite-lived intangible assets and property and equipment.

2011 and 2010 Assessments

During 2011 and 2010, we did not review our long-lived assets for impairment as we determined that there were no events or changes in business circumstances that indicated the need for such a review.

(4) RESTRUCTURING AND OTHER CHARGES

In response to the significant decline in our orders and net revenues during 2008 and 2009, we took actions to reduce our cost structure, including facility closures, workforce reductions and salary and benefits reductions. We consider some of the actions we took to be temporary in nature, such as certain salary and benefits reductions for current employees. At the time we took these temporary actions, it was generally our intent to restore all or a portion of the reduced salary and benefits in future periods when our results of operations and our cash flows improved sufficiently so as to allow us to do so. Any such restoration would impact the ultimate level of savings which will result from our restructuring actions. Effective January 1, 2010, we restored all of the temporary salary reductions we implemented in 2008 and 2009 for our domestic employees, with the exception of the salary of our Executive Chairman, which was restored to approximately 65% of its full reinstated level, reflecting a voluntary continued 35% reduction in his salary. Also on this date, we restored the fees paid to our Board of Directors, which had been reduced by approximately 50%. Effective April 1, 2010, we restored the 401(k) Plan discretionary matching contribution for all domestic employees and the Temptronic profit sharing contributions which had been suspended for most of these employees at the beginning of 2009. There are no other temporary actions remaining to be restored.

During 2011 and 2010, we did not record any restructuring charges. At December 31, 2010, we had a liability for restructuring and other charges of $130 related to the relocation of Sigma from El Cajon, California to Sharon, Massachusetts (the "Sigma Relocation") where Temptronic Corporation's manufacturing operations were located at that time. This relocation was approved during the fourth quarter of 2009. We completed the facility closure in El Cajon during the fourth quarter of 2009 and completed the relocation of the product line to the facility in Sharon during the first quarter of 2010.

Changes in our liability for restructuring and other charges for the year ended December 31, 2010 are summarized as follows:

	Sigma Relocation
Balance - January 1, 2010	$130
Severance and other cash payments related to one-time termination benefits and facility closure costs	(130)
Balance - December 31, 2010	$ -

(5) MAJOR CUSTOMERS

Texas Instruments Incorporated accounted for 12% and 14% of our consolidated net revenues in 2011 and 2010, respectively. Teradyne, Inc. accounted for 11% of our consolidated net revenues in 2010. While all three of our operating segments sold products to these customers, these revenues were primarily generated by our Mechanical Products and Electrical Products segments. During the years ended December 31, 2011 and 2010, no other customer accounted for 10% or more of our consolidated net revenues.

(In thousands, except share and per share data)

(6) INVENTORIES

Inventories held at December 31 were comprised of the following:

	2011	2010
Raw materials	$2,784	$2,268
Work in process	351	385
Inventory consigned to others	201	223
Finished goods	560	613
	$3,896	$3,489

(7) OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	December 31,	
	2011	2010
Accrued repairs	$ -	$205
Current portion of deferred rent	39	118
Domestic and foreign income taxes payable	8	30
Other	175	125
	$222	$478

(8) DEBT

Notes Payable to Stockholder

At January 1, 2010, as a result of our acquisition of Sigma, we had non-negotiable promissory notes in an aggregate principal amount of $1,525 outstanding. We fully repaid these notes during the fourth quarter of 2010. These notes bore interest at the prime rate plus 1.25% and were secured by the assets of Sigma. Interest was payable annually commencing on the anniversary of closing.

Line of Credit

At December 31, 2010, we had a secured credit facility that provided for maximum borrowings of $250 and was secured by pledged certificates of deposit totaling $250. During the quarter ended September 30, 2011, this facility was terminated. While this facility was in place, we did not use it to borrow any funds. Our usage consisted of the issuance of two letters of credit in the face amounts of $200 and $50, respectively. These letters of credit were issued as security deposits under two of our operating leases. We paid a quarterly fee of 1.5% per annum on the total amount of the outstanding letters of credit. At the time this facility was terminated, the $200 letter of credit that had been issued under this facility had already been terminated, as discussed below, and the $50 letter of credit that had been issued under this facility was converted to a standalone letter of credit which is secured by a pledged certificate of deposit.

Letters of Credit

At December 31, 2010, we had an outstanding letter of credit in the amount of $200. This letter of credit was originally issued in December 2000 as a security deposit under a lease that our Temptronic subsidiary entered into for its facility in Sharon, Massachusetts. This letter of credit expired January 1, 2011 and was renewed for an additional year. The terms of the lease required that the letter of credit be renewed at least thirty days prior to its expiration date for successive terms of not less than one year throughout the entire lease term, which ended February 28, 2011. As a result of the termination of this lease in February 2011, this letter of credit was cancelled effective July 12, 2011.

(In thousands, except share and per share data)

(8) DEBT (Continued)

At each of December 31, 2011 and 2010, we had an outstanding letter of credit in the amount of $50. This letter of credit is secured by a pledged certificate of deposit in the amount of $50. This letter of credit was originally issued in September 2004 as a portion of the security deposit under a lease that we entered into for a facility for our Electrical Products operation based in northern California. This letter of credit expires September 13, 2012. The terms of the lease require that the letter of credit be renewed at least thirty days prior to its expiration date for successive terms of not less than one year until June 30, 2012, which is sixty days after the expiration of the lease term.

At each of December 31, 2011 and 2010, we had an outstanding letter of credit in the amount of $250. This letter of credit is secured by a pledged certificate of deposit in the amount of $250. This letter of credit was originally issued in April 2010 as a security deposit under a lease that we entered into for a facility in Mt. Laurel, New Jersey. Our Mechanical Products operation, which was located in Cherry Hill, New Jersey on December 31, 2010, relocated to this smaller facility in Mt. Laurel, New Jersey during the first quarter of 2011. This letter of credit expires April 1, 2012; however, the terms of the lease require that the letter of credit be renewed at least thirty days prior to its expiration date for successive terms of not less than one year throughout the entire lease term, which ends April 30, 2021. Provided that there is no event of default as defined under the terms and conditions of the lease, the required amount of the letter of credit will decrease to $125 as of the sixty-fourth month of the term of the lease and to $90 as of the one-hundredth month of the term of the lease.

At each of December 31, 2011 and 2010, we had an outstanding letter of credit in the amount of $200. This letter of credit is secured by a pledged certificate of deposit in the amount of $200. This letter of credit was originally issued in November 2010 as a security deposit under a lease that we entered into for a facility in Mansfield, Massachusetts. Our Thermal Products operation, which was located in Sharon, Massachusetts on December 31, 2010, relocated to this facility in Mansfield, Massachusetts during the first quarter of 2011. This letter of credit expires November 7, 2012; however, the terms of the lease require that the letter of credit be renewed at least thirty days prior to its expiration date for successive terms of not less than one year throughout the entire lease term, which ends August 23, 2021. Provided that there is no event of default as defined under the terms and conditions of the lease, the required amount of the letter of credit will decrease to $100 as of the thirty-seventh month of the term of the lease and to $50 as of the sixty-first month of the term of the lease.

(9) LEASEHOLD IMPROVEMENTS AND DEFERRED RENT

We record tenant improvements made to our leased facilities based on the amount of the total cost to construct the improvements regardless of whether a portion of that cost was paid through an allowance provided by the facility's landlord. The amount of the allowance, if any, is recorded as deferred rent. We amortize deferred rent on a straight-line basis over the lease term and record the amortization as a reduction of rent expense.

During 2005, we recorded $854 of additions to our leasehold improvements which were paid for on our behalf by the landlord of our facility in San Jose, California. We occupied this facility during the first quarter of 2005. We also recorded this amount as deferred rent. Amortization of deferred rent for the years ended December 31, 2011 and 2010 was $118 and $118, respectively. The current portion of deferred rent is included in Other Current Liabilities on our balance sheet.

(10) COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

We lease our offices, warehouse facilities, automobiles and certain equipment under noncancellable operating leases which expire at various dates through 2021. Total rental expense for the years ended December 31, 2011 and 2010 was $1,327 and $1,388, respectively. Certain of our operating leases contain predetermined fixed escalations of minimum rentals and rent holidays during the original lease terms. Rent holidays are periods during which we have control of the leased facility but are not obligated to pay rent. For these leases, we recognize the related rental expense on a straight-line basis over the life of the lease, which includes any rent holiday, and record the difference between the amounts charged to operations and amounts paid as Accrued Rent on our balance sheet. In addition to the monthly rental payments due, most of our leases for our offices and warehouse facilities require us to pay our portion of the common area maintenance, property taxes and insurance charges incurred by the landlord for the facilities which we occupy. These amounts are generally included in rental expense in our statement of operations, but they are not included in the minimum rental commitments disclosed below as they are based on actual charges incurred in the periods to which they apply.

(In thousands, except share and per share data)

(10) COMMITMENTS AND CONTINGENCIES (Continued)

The aggregate minimum rental commitments under the noncancellable operating leases in effect at December 31, 2011 are as follows:

2012	$1,241
2013	$ 987
2014	$ 985
2015	$ 994
2016	$1,079
Thereafter	$4,539
	$9,825

(11) GUARANTEES

Product Warranties

Warranty expense for the years ended December 31, 2011 and 2010 was $122 and $187, respectively. The following table sets forth the changes in the liability for product warranties for the years ended December 31, 2011 and 2010:

	2011	2010
Balance - Beginning of period	$ 274	$ 228
Payments made under warranty	(182)	(141)
Accruals for product warranty	122	187
Balance - End of period	$ 214	$ 274

(12) INCOME TAXES

We are subject to Federal and certain state income taxes. In addition, we are taxed in certain foreign countries. As of December 31, 2011 and 2010, there were no cumulative undistributed earnings of our foreign subsidiaries for which U.S. income taxes have not been provided.

Earnings before income taxes was as follows:

	Years Ended December 31,	
	2011	2010
Domestic	$6,722	$7,053
Foreign	937	347
	$7,659	$7,400

(In thousands, except share and per share data)

(12) INCOME TAXES (Continued)

Income tax expense (benefit) was as follows:

	Years Ended December 31, 2011	2010
Current		
Domestic – Federal	$ 148	$ -
Domestic – state	133	157
Foreign	(20)	(9)
	261	148
Deferred		
Domestic – Federal	(1,676)	-
Domestic – state	(193)	-
Foreign	(596)	-
	(2,465)	-
Income tax expense (benefit)	$(2,204)	$148

Deferred income taxes reflect the net tax effect of net operating loss and credit carryforwards as well as temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following is a summary of the significant components of our deferred tax assets and liabilities as of December 31, 2011 and 2010:

	December 31, 2011	2010
Deferred tax assets:		
Net operating loss ("NOL") (Federal, state and foreign)	$1,159	$3,268
Tax credit carryforwards	963	834
Depreciation of property and equipment	815	993
Inventories	209	254
Accrued vacation pay	162	126
Allowance for doubtful accounts	56	55
Accrued warranty	25	64
Other	41	46
	3,430	5,640
Valuation allowance	(484)	(5,153)
Deferred tax assets	2,946	487
Deferred tax liabilities:		
Net intangible assets	(358)	(409)
Unremitted earnings of foreign subsidiaries	(107)	(78)
Deferred tax liabilities	(465)	(487)
Net deferred tax asset	$ 2,481	$ -

The valuation allowance for deferred tax assets as of the beginning of 2011 and 2010 was $5,153 and $8,599, respectively. The net change in the valuation allowance for the years ended December 31, 2011 and 2010 was a decrease of $4,669 and $3,446, respectively. In assessing the ability to realize the deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the total deferred tax assets, we will need to generate future taxable income prior to the expiration of net operating loss and credit carryforwards which expire in various years through 2031.

(In thousands, except share and per share data)

(12) INCOME TAXES (Continued)

During the past several years, due to our history of operating losses in both our domestic and certain of our foreign operations, we had recorded a full valuation allowance against the deferred tax assets of these operations, including net operating loss carryforwards, where we believed it was more likely than not that we would not have sufficient taxable income to utilize these assets before they expire. During 2011, we reversed $3,110 of the valuation allowance which had been recorded against the deferred tax assets of these operations. The reversal of this amount of the valuation allowance was based on our current assessment that it is now more likely than not that we will be able to fully utilize these assets in the near future. Some of the key factors we considered in making our assessment included our profitability in both 2011 and 2010 and our level of certainty with regard to our forecasts of near term future profitability for the operations to which these assets relate.

An analysis of the effective tax rate for the years ended December 31, 2011 and 2010 and a reconciliation from the expected statutory rate of 34% is as follows:

	Years Ended December 31,	
	2011	2010
Expected income tax (benefit) provision at U.S. statutory rate	$2,604	$2,516
Increase (decrease) in tax from:		
Changes in valuation allowance	(3,110)	(743)
Effects of NOL and tax credit carryforwards	(1,803)	(1,841)
Current year tax credits	(349)	-
Domestic tax expense, net of Federal benefit	260	104
Foreign income tax rate differences	94	22
Deemed dividend from foreign subsidiaries	90	-
Nondeductible expenses	48	90
Other	10	90
Income tax expense (benefit)	$(2,204)	$ 148

In accounting for income taxes, we follow the guidance in ASC Topic 740 (Income Taxes) regarding the recognition and measurement of uncertain tax positions in our financial statements. Recognition involves a determination of whether it is more likely than not that a tax position will be sustained upon examination with the presumption that the tax position will be examined by the appropriate taxing authority having full knowledge of all relevant information. Our policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the statement of operations. As of December 31, 2011 and 2010, we did not have an accrual for uncertain tax positions.

We file U.S. income tax returns and multiple state and foreign income tax returns. With few exceptions, the U.S. and state income tax returns filed for the tax years ending on December 31, 2008 and thereafter are subject to examination by the relevant taxing authorities.

(13) LEGAL PROCEEDINGS

From time to time we may be a party to legal proceedings occurring in the ordinary course of business. We are not currently involved in any legal proceedings the resolution of which we believe could have a material effect on our business, financial position, results of operations or long-term liquidity.

(14) RELATED PARTY TRANSACTIONS

At January 1, 2010, we had notes payable in the aggregate amount of $1,525 to one of our stockholders. These notes payable were a result of our acquisition of Sigma in October 2008. We fully repaid these notes during the fourth quarter of 2010.

At December 31, 2010, we had an outstanding note receivable in the amount of $6 from the former managing director of our U.K. manufacturing operation which we closed in 2005. During 2010, we extended the term of this note to June 30, 2011. This note receivable was fully repaid during 2011. This note receivable is included in Other Assets on our balance sheet.

(In thousands, except share and per share data)

(15) STOCK-BASED COMPENSATION PLAN

As of December 31, 2011 and 2010, we have outstanding stock options and unvested restricted stock awards granted under the Amended and Restated 1997 Stock Plan (the "1997 Stock Plan") as well as under the inTEST Corporation 2007 Stock Plan (the "2007 Stock Plan"). As of March 31, 2007, no additional stock options or shares of restricted stock could be granted under the 1997 Plan.

The 2007 Stock Plan was approved at our annual meeting of stockholders held on June 13, 2007, upon the recommendation of our Board of Directors. The 2007 Stock Plan permits the granting of stock options or restricted stock, for up to 500,000 shares of our common stock, to officers, other key employees and consultants. A description of the 2007 Stock Plan, including the full text of the 2007 Stock Plan, is contained in the proxy statement for our 2007 annual meeting of stockholders. As of December 31, 2011, 180,000 shares remain available to grant under the 2007 Stock Plan.

We have not granted any stock options during 2011 or 2010. Our unvested restricted stock awards outstanding are accounted for based on their grant date fair value. As of December 31, 2011, total compensation expense to be recognized in future periods was $232. All of this expense is related to nonvested shares of restricted stock. The weighted average period over which this expense is expected to be recognized is 2.2 years.

Stock Options

The following table summarizes the stock option activity for the two years ended December 31, 2011:

	Number of Shares	Weighted Average Exercise Price
Options outstanding, January 1, 2010 (408,000 exercisable)	408,000	$3.45
Granted	-	-
Exercised	-	-
Canceled	(71,000)	4.13
Options outstanding, December 31, 2010 (337,000 exercisable)	337,000	3.26
Granted	-	-
Exercised	(10,000)	3.04
Canceled	(78,000)	3.20
Options outstanding, December 31, 2011 (249,000 exercisable)	249,000	3.28

The following table summarizes information about stock options outstanding at December 31, 2011:

Range of Exercise Prices	Number Outstanding and Exercisable at December 31, 2011	Weighted Average Remaining Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
$3.04 - $3.25	209,000	1.37 years	$3.05	$ -
$3.61 - $4.00	25,000	0.38 years	$3.70	-
$5.66 - $6.13	15,000	1.78 years	$5.82	-
	249,000		$3.28	$ -

The aggregate intrinsic value in the table above, if any, represents the total pretax intrinsic value, based on a closing price for our stock of $2.78 at December 31, 2011, assuming all option holders exercised their stock options that were in-the-money as of that date. In general, it is our policy to issue new shares upon the exercise of stock options.

Restricted Stock Awards

We record compensation expense for restricted stock awards (nonvested shares) based on the quoted market price of our stock at the grant date and amortize the expense over the vesting period. Restricted stock awards generally vest over four years. The following table summarizes the compensation expense we recorded during 2011 and 2010, respectively, related to nonvested shares:

(In thousands, except share and per share data)

(15) STOCK-BASED COMPENSATION PLAN (Continued)

	Years Ended December 31,	
	2011	2010
Cost of revenues	$ 10	$ 11
Selling expense	15	18
Engineering and product development expense	40	42
General and administrative expense	81	157
	$146	$228

There was no compensation expense capitalized in 2011 or 2010. The following table summarizes the activity related to nonvested shares for the two years ended December 31, 2011:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested shares outstanding, January 1, 2010	66,500	$4.14
Granted	273,750	1.64
Vested	(34,500)	4.11
Forfeited	(2,500)	4.24
Nonvested shares outstanding, December 31, 2010	303,250	1.89
Granted	-	-
Vested	(97,000)	2.45
Forfeited	(11,250)	1.73
Nonvested shares outstanding, December 31, 2011	195,000	1.62

The total fair value of the shares that vested during the years ended December 31, 2011 and 2010 was $360 and $81, respectively, as of the vesting dates of these shares.

(16) EMPLOYEE BENEFIT PLANS

We have a defined contribution 401(k) plan for our employees who work in the U.S. (the "inTEST 401(k) Plan"). All permanent employees of inTEST Corporation and inTEST Silicon Valley Corp who are at least 18 years of age are eligible to participate in the plan. We match employee contributions dollar for dollar up to 10% of the employee's annual compensation, with a maximum limit of $5. Employer contributions vest over four years. Matching contributions are discretionary. At various points in time in the past, these matching contributions have been temporarily suspended as a part of our cost containment efforts. Effective April 1, 2010, we reinstated the matching contributions for the domestic operations within our Mechanical and Electrical Products segments which had been temporarily suspended effective January 1, 2009. For the years ended December 31, 2011 and 2010, we contributed $183 and $162 to the plan, respectively.

Temptronic adopted a defined contribution 401(k) plan for its domestic employees in 1988, that was merged into the inTEST 401(k) Plan effective September 1, 2002. The inTEST 401(k) Plan retains the matching provisions of the prior Temptronic plan for all Temptronic employees. Temptronic matches employee contributions $0.50 on the dollar up to 6% of the employees' annual compensation, with a maximum limit of $3. Matching contributions are discretionary. The eligibility and vesting provisions of the prior Temptronic plan have been conformed to those for inTEST Corporation and inTEST Silicon Valley Corporation employees. Effective April 1, 2010, we reinstated matching contributions that had been suspended effective April 1, 2009 as a part of our cost containment efforts. For the years ended December 31, 2011 and 2010, Temptronic contributed $81 and $54 to the plan, respectively.

(In thousands, except share and per share data)

(16) EMPLOYEE BENEFIT PLANS (Continued)

In addition to the employer matching for which Temptronic employees are eligible, upon the termination of the Temptronic Equity Participation Plan ("EPP"), we also acknowledged that it was our intention to contribute $3,000 in the aggregate to the inTEST 401(k) Plan as a form of profit sharing (not to exceed $300 per year) for the benefit of Temptronic employees. The amount of these contributions approximates the amount that we had been committed to contribute to the EPP as of its termination date. All such profit sharing contributions are at the discretion of management, and will be allocated to employees annually in the same manner in which the shares held by the EPP had been allocated. The vesting provisions for these contributions are the same as those of the inTEST 401(k) Plan. Effective January 1, 2009, we temporarily suspended profit sharing contributions due to operating losses being incurred by Temptronic. Effective April 1, 2010, profit sharing contributions were reinstated. Accruals for profit sharing contributions totaling $300 and $225 were made during 2011 and 2010, respectively. Through December 31, 2011, we had made a total of $1,853 in profit sharing contributions. We have historically funded these contributions through the use of treasury shares during the quarter subsequent to the quarter in which we record the profit sharing liability, although management has the discretion to use cash to fund these contributions. Our current intention is to use cash to fund these contributions when our stock price is below $3.00 per share.

(17) SEGMENT INFORMATION

We have three reportable segments, which are also our reporting units: Mechanical Products, Thermal Products and Electrical Products. The Mechanical Products segment includes the operations of our Mt. Laurel, New Jersey manufacturing facility. Sales of our Mechanical Products segment consist primarily of manipulator and docking hardware products, which we design, manufacture and market. In addition, this segment provides post warranty service and support for various ATE equipment.

The Thermal Products segment includes the operations of Temptronic Corporation, Sigma Systems Corp., Temptronic GmbH (Germany), and inTEST Pte, Limited (Singapore). Sales of this segment consist primarily of temperature management systems which we design, manufacture and market under our Temptronic and Sigma Systems product lines. In addition, this segment provides post warranty service and support.

The Electrical Products segment includes the operations of inTEST Silicon Valley Corporation. Sales of this segment consist primarily of tester interface products which we design, manufacture and market.

We operate our business worldwide, and all three segments sell their products both domestically and internationally. All three segments sell to semiconductor manufacturers, third-party test and assembly houses and ATE manufacturers. Our Thermal Products segment also sells into a variety of industries outside of the semiconductor industry, including the aerospace, automotive, communications, consumer electronics and defense industries. Intercompany pricing between segments is either a multiple of cost for component parts or list price for finished goods.

	Years Ended December 31,	
	2011	**2010**
Net revenues from unaffiliated customers:		
Mechanical Products	$15,208	$20,087
Thermal Products	26,942	18,194
Electrical Products	5,151	7,973
Intersegment sales	(35)	(50)
	$47,266	$46,204
Intersegment sales:		
Mechanical Products	$ 7	$ 9
Thermal Products	-	-
Electrical Products	28	41
	$ 35	$ 50

(In thousands, except share and per share data)

(17) SEGMENT INFORMATION (Continued)

	Years Ended December 31,	
	2011	2010
Depreciation/amortization:		
Mechanical Products	$ 59	$ 24
Thermal Products	319	362
Electrical Products	16	9
	$ 394	$ 395
Operating income (loss):		
Mechanical Products	$ 736	$ 3,180
Thermal Products	6,951	2,280
Electrical Products	457	2,083
Corporate	(566)	(193)
	$ 7,578	$ 7,350
Earnings (loss) before income tax expense (benefit):		
Mechanical Products	$ 785	$ 3,256
Thermal Products	6,965	2,273
Electrical Products	475	2,064
Corporate	(566)	(193)
	$ 7,659	$ 7,400
Income tax expense (benefit):		
Mechanical Products	$ (170)	$ 74
Thermal Products	(1,823)	33
Electrical Products	(142)	45
Corporate	(69)	(4)
	$(2,204)	$ 148
Net earnings (loss):		
Mechanical Products	$ 955	$ 3,182
Thermal Products	8,788	2,240
Electrical Products	617	2,019
Corporate	(497)	(189)
	$ 9,863	$ 7,252
Capital expenditures:		
Mechanical Products	$ 264	$ 139
Thermal Products	431	408
Electrical Products	85	112
	$ 780	$ 659

	December 31,	
	2011	2010
Identifiable assets:		
Mechanical Products	$ 8,240	$ 7,617
Thermal Products	20,030	11,315
Electrical Products	2,967	2,476
	$31,237	$21,408

(In thousands, except share and per share data)

(17) SEGMENT INFORMATION (Continued)

The following table provides information about our geographic areas of operation. Net revenues from unaffiliated customers are based on the location to which the goods are shipped.

	Years Ended December 31,	
	2011	2010
Net revenues from unaffiliated customers:		
U.S.	$19,165	$17,510
Foreign	28,101	28,694
	$47,266	$46,204

	December 31,	
	2011	2010
Long-lived assets:		
U.S.	$ 836	$ 359
Foreign	298	359
	$ 1,134	$ 718

(18) QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)

The following tables present certain unaudited consolidated quarterly financial information for each of the eight quarters ended December 31, 2011. In our opinion, this quarterly information has been prepared on the same basis as the consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information for the periods presented. The results of operations for any quarter are not necessarily indicative of results for the full year or for any future period.

Year-over-year quarterly comparisons of our results of operations may not be as meaningful as the sequential quarterly comparisons set forth below that tend to reflect the cyclical activity of the semiconductor industry as a whole. Quarterly fluctuations in expenses are related directly to sales activity and volume and may also reflect the timing of operating expenses incurred throughout the year.

	Quarters Ended				
	3/31/11	6/30/11	9/30/11	12/31/11	Total
Net revenues	$11,704	$13,800	$11,681	$10,081	$47,266
Gross margin	5,093	6,798	6,133	4,869	22,893
Earnings before income tax expense (benefit)	1,317	2,733	2,420	1,189	7,659
Income tax expense (benefit)	60	78	(2,762)	420	(2,204)
Net earnings	1,257	2,655	5,182	769	9,863
Net earnings per common share – basic	$0.13	$0.26	$0.51	$0.08	$0.97
Weighted average common shares outstanding – basic	10,067,748	10,146,613	10,182,795	10,191,927	10,147,708
Net earnings per common share – diluted	$0.12	$0.26	$0.50	$0.08	$0.96
Weighted average common shares outstanding – diluted	10,266,644	10,296,902	10,297,284	10,281,364	10,285,621

(In thousands, except share and per share data)

(18) QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited) (Continued)

	Quarters Ended				
	3/31/10	6/30/10	9/30/10	12/31/10	Total
Net revenues	$ 9,529	$15,260	$11,305	$10,110	$46,204
Gross margin	4,537	7,368	5,452	4,788	22,145
Earnings before income tax expense (benefit)	1,115	3,166	1,694	1,425	7,400
Income tax expense (benefit)	3	(2)	16	131	148
Net earnings	1,112	3,168	1,678	1,294	7,252
Net earnings per common share – basic	$0.11	$0.32	$0.17	$0.13	$0.72
Weighted average common shares outstanding – basic	9,993,089	10,006,956	10,033,034	10,042,226	10,019,000
Net earnings per common share – diluted	$0.11	$0.31	$0.17	$0.13	$0.72
Weighted average common shares outstanding – diluted	9,998,892	10,186,364	10,194,580	10,183,760	10,141,552

(19) SUBSEQUENT EVENTS

Acquisition

On January 16, 2012, Temptronic Corporation acquired substantially all of the assets and certain liabilities of Thermonics pursuant to the Asset Purchase Agreement dated December 9, 2011. Thermonics is engaged in the business of designing, manufacturing, selling and distributing temperature forcing systems used in the testing of various products under temperature controlled situations. The acquisition of the Thermonics business will broaden the product line of inTEST's Thermal Products segment.

The purchase price for the assets was approximately $3,821 in cash, plus the assumption of specified liabilities, including trade payables and certain customer contract obligations. We placed $400 of the purchase price in escrow to provide security for certain indemnification obligations set forth in the acquisition agreement. In connection with this acquisition, we also signed a separate one year lease for the facility occupied by Thermonics. This facility is owned by the seller. The total minimum rental commitments under this operating lease are $240. This amount is included in the amounts reported in the table in Note 10. We ceased operations at this facility in February 2012 and relocated the Thermonics product line to our facility in Mansfield, Massachusetts where our Temptronic and Sigma operations are located. We expect to record a restructuring charge in the first quarter of 2012 of approximately $220 related to this action.

Total acquisition costs incurred through February 29, 2012 were $431. The portion of these costs that was incurred in 2011 was $148. Acquisition costs are expensed as incurred and included in general and administrative expense.

The Thermonics acquisition will be accounted for as a purchase business combination and, accordingly, the results will be included in our consolidated results of operations from the date of acquisition. The allocation of the total purchase price of Thermonics net tangible and identifiable intangible assets will be based on their estimated fair values as of the acquisition date. The tangible assets acquired include accounts receivable, inventory and property and equipment. Liabilities assumed include trade payables and certain customer contract obligations. The excess of the purchase price over the identifiable intangible and net tangible assets will be allocated to goodwill. We have not completed our purchase accounting for this transaction and are still in the process of valuing the assets acquired. In addition, we are not yet able to provide the proforma income statement disclosures for the year ended December 31, 2011. These disclosures cannot be provided currently as certain factors that impact them, such as intangible asset amortization expense, are based on the final valuation of the assets acquired. We expect to complete this process by June 30, 2012.

inTEST CORPORATION
SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Expense (Recovery)	Deductions	Balance at End of Period
Year Ended December 31, 2010				
Allowance for doubtful accounts	154	62	(66)	150
Warranty reserve	228	187	(141)	274
Year Ended December 31, 2011				
Allowance for doubtful accounts	150	48	(3)	195
Warranty reserve	274	122	(182)	214



Corporate Information

Executive Officers

Alyn R. Holt
Executive Chairman

Robert E. Matthiessen
President and Chief Executive Officer

Hugh T. Regan, Jr.
Secretary, Treasurer and Chief Financial Officer

Daniel J. Graham
Senior Vice President and General Manager—Mechanical Products Segment and Electrical Products Segment

James Pelrin
Vice President and General Manager—Thermal Products Segment

Board of Directors

Alyn R. Holt
Executive Chairman, intest Corporation

Robert E. Matthiessen
President and CEO, intest Corporation

Stuart F. Daniels, Ph.D.
Principal, The Daniels Group, Technology Assessment, Protection and Commercialization Consulting

James J. Greed, Jr.
Retired, Former Consultant to the Semiconductor Industry

James W. Schwartz, Esq.
Of Counsel, Saul Ewing LLP

Thomas J. Reilly, Jr.
Retired, Former Audit Partner at Arthur Anderson LLP

Legal Counsel

Saul Ewing LLP
Centre Square West
1500 Market Street—38th Floor
Philadelphia, PA 19102-2186

Independent Registered Public Accounting Firm

McGladrey & Pullen, LLP
751 Arbor Way, Suite 200
Blue Bell, PA 19422-2700

Transfer Agent

Computershare Investor Services
P.O. Box 43070
Providence, RI 02940-3070
800-962-4284

Investor Relations

Laura Guerrant-Oiye, Principal
Guerrant Associates
lguerrant@guerrantir.com
808-882-1467

Annual Stockholders' Meeting

Our 2012 Annual Meeting of Stockholders will be held at 11:00 A.M. Eastern Daylight Time on Wednesday, June 27, 2012, at our offices, 804 East Gate Drive, Suite 200, Mt. Laurel, New Jersey 08054

Availability of Annual Report on Form 10-K

A copy of our Annual Report on Form 10-K for the year ended December 31, 2011 (excluding exhibits) as filed with the Securities and Exchange Commission is available to any stockholder without charge, upon written request to Hugh T. Regan, Jr., Secretary, inTEST Corporation, 804 East Gate Drive, Suite 200, Mt. Laurel, NJ 08054, or by calling (856) 505-8800. Copies of the exhibits filed therewith will be provided upon written request to the Secretary of the Corporation and payment of a reasonable fee (which will not exceed our expense incurred in connection with providing such copies). In addition, our Annual Report on Form 10-K and all exhibits are available at no charge by accessing the Investor Relations page of our website, at http://investor.shareholder.com/intest/index.cfm, or the SEC's website, at www.sec.gov

inTEST Corporation

Corporate Headquarters
804 East Gate Drive, Suite 200
Mt. Laurel, NJ 08054 USA
Tel (856) 505-8800
Fax (856) 505-8801
www.intest.com

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